                                                                Rule 424(b)(1)
                                                     Registration No. 333-1135


                               3,030,000 Shares

                         [LOGO OF RESPIRONICS, INC.]

                                 Common Stock
                                 ------------

  Of the 3,030,000 shares of Common Stock offered hereby, 2,000,000 shares are being sold by Respironics, Inc. ("Respironics" or the "Company") and 1,030,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the shares sold by the Selling Stockholders. The Common Stock is traded on the Nasdaq National Market under the symbol "RESP." On March 25, 1996, the last reported sale price of the Common Stock was $21.00 per share. See "Price Range of Common Stock."
                                 ------------

  FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED BY POTENTIAL INVESTORS, SEE "RISK FACTORS" BEGINNING ON PAGE 7.
                                 ------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE  ACCURACY  OR   ADEQUACY  OF  THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
===============================================================================

                                 PRICE       UNDERWRITING      PROCEEDS       PROCEEDS TO
                                  TO         DISCOUNTS AND        TO            SELLING
                                PUBLIC        COMMISSIONS     COMPANY(1)     STOCKHOLDERS
-------------------------------------------------------------------------------------------
Per Share..................     $21.00           $1.10          $19.90          $19.90
-------------------------------------------------------------------------------------------
Total(2)...................   $63,630,000     $3,340,575      $39,795,000     $20,494,425

===============================================================================

(1) Before deducting expenses of the offering estimated at $400,000 payable by the Company.
(2) The Company and two Selling Stockholders have granted the Underwriters a 30-day option to purchase up to 454,500 additional shares of Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Stockholders will be $73,174,500, $3,841,661, $47,228,487 and $22,104,352, respectively. See "Underwriting."
                                 ------------

  The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of Alex. Brown & Sons Incorporated, Baltimore, Maryland, on or about March 29, 1996.

   Alex. Brown & Sons
      INCORPORATED
                               Cowen & Company
                                                                  Parker/Hunter
                                                                   INCORPORATED

                THE DATE OF THIS PROSPECTUS IS MARCH 25, 1996.

                            OBSTRUCTIVE SLEEP APNEA

Over 18 million people in the United States have symptoms which are consistent with a diagnosis of some degree of obstructive sleep apnea (OSA). Respironics offers a broad array of products for OSA therapy and diagnosis.

   [PHOTO]                       [PHOTO]                          [PHOTO]
REMstar Choice               Aria CPAP System               Cricket Oximeter and
 CPAP System                                                  HMS 5000 Monitor


                       NON-INVASIVE VENTILATORY SUPPORT

Non-invasive ventilatory support is an emerging segment of the total ventilation market. Respironics introduced the first non-invasive bi-level ventilatory support system that compensates for mask leaks.

      [PHOTO]                                                     [PHOTO]
     BiPAP S/T                                                 BiPAP Hospital
Ventilatory Support                                          Ventilatory Support
      System                                                       System


                               PATIENT MASKS AND
                                 RESUSCITATION

Respironics manufactures a variety of patient masks and resuscitation products designed to enhance patient comfort and compliance in the OSA and ventilatory support markets and to provide respiratory therapy in hospital and emergency settings.

      [PHOTO]                                                 [PHOTO]
     GEL Mask                                             BagEasy Disposable
                                                         Manual Resuscitator

                          [LOGO OF RESPIRONICS INC.]
                               RESPIRONICS INC.

Respironics' mission is to be first and best at solving problems in the cardio-pulmonary marketplace by providing its worldwide customers with the highest quality products and services.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional office at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports, proxy statements and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, DC 20006.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Common Stock to which this Prospectus relates. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement. The Registration Statement may be inspected by anyone without charge at the principal office of the Commission in Washington, D.C., and copies of all or part of it may be obtained from the Commission upon payment of the prescribed fees.

  Except as otherwise specified, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. The Company's fiscal year ends on June 30 of each year. Unless the context indicates otherwise, reference in this Prospectus to "fiscal year" refers to the twelve-month period ending on June 30 of the year indicated. On each of March 9, 1992 and March 17, 1995 the Company effected a two-for-one stock split in the form of a stock distribution of one additional share of Common Stock for each share held of record on February 24, 1992 and March 3, 1995, respectively. All references to number of shares of Common Stock, and all information with respect thereto (including per share information in the financial information herein) have been adjusted to reflect the stock splits on a retroactive basis. See "Underwriting." Respironics(R), REMstar(R), BiPAP(R), BagEasy(R), Circle Seal(R) and SealEasy(R) are registered trademarks of the Company. Great Performers(TM), Monarch Mini Mask(TM), GEL Mask(TM), Cricket(TM), Aria(TM), Virtuoso(TM), Vitalog(TM) and HMS 5000(TM) are trademarks of the Company.

  This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

  IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND OTHER SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMPANY'S COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and "Consolidated Financial Statements" (including the notes thereto), appearing elsewhere in this Prospectus.

                                  THE COMPANY

  Respironics is a leading developer, manufacturer and marketer of medical devices used for the treatment of patients suffering from respiratory disorders. The Company's products are designed to reduce costs while improving the effectiveness of patient care and are used primarily in the home and hospitals, as well as emergency medical settings and alternative care facilities. The Company's primary product lines are: (i) continuous positive airway pressure ("CPAP") devices and bi-level positive airway pressure ("BiPAP") devices for the treatment of obstructive sleep apnea ("OSA"), a serious disorder characterized by the repeated cessation of breathing during sleep; (ii) bi-level non-invasive ventilatory support devices; (iii) patient mask products; and (iv) single-use resuscitation products. Respironics markets its products through a sales organization consisting of approximately 90 direct and independent sales representatives, who sell to a network of over 2,500 medical product dealers. The Company's sales have grown from $36.0 million in fiscal year 1991 to $99.5 million in fiscal year 1995 and are currently comprised of 68% equipment and 32% consumable and single-use products. With approximately 85% of its sales currently reaching the home care market, Respironics believes that it is well-positioned to take advantage of the growing preference for in-home treatment of patients suffering from respiratory disorders.

  The Company believes it is the U.S. market share leader for both of its primary product lines, OSA treatment devices and non-invasive ventilatory support products. Devices for the treatment of OSA are estimated to constitute a $100 million annual U.S. market that is growing at 20 to 25% per year. Growth in the OSA market stems from several factors, including recognition of the serious medical implications of OSA and increasing diagnosis and treatment of the disorder. In a comprehensive study published in the April 1993 New England Journal of Medicine, OSA was estimated to affect 4% of men and 2% of women in the middle-aged work force, and the Company believes that the majority of these cases remain undiagnosed. The total U.S. ventilator market is estimated to be $250 million annually. Non-invasive ventilatory support is an emerging sector of this market, consisting primarily of products for individuals who require ventilatory assistance but who are not dependent on a ventilator for continuous life support. Respironics believes that its non-invasive ventilatory support product line represents a technological advance over traditional mechanical ventilators, which generally require intubation of patients and thus have the potential for adverse side effects such as infection.

  Respironics is a market-driven company that has established a record of innovation in respiratory care. In 1981, the Company introduced the first commercially available single-use air-filled cushion anesthesia mask as a cost-effective alternative to reusable anesthesia masks. In 1985, the Company introduced the first commercially available CPAP product designed to treat OSA, affording patients an alternative to surgery. In 1989, the Company introduced the BiPAP Ventilatory Support System, a non-invasive bi-level pressure support device. In March 1995, the Company introduced a new version of its BagEasy manual resuscitator. The Company recently began introducing its next-generation family of OSA products, called the "Great Performers" product line, with the first international shipments commencing in July 1995. In February 1996, the Company received clearance from the U.S. Food and Drug Administration (the "FDA") to market a new product in this line, the Aria CPAP system, and expects to begin domestic shipments of this device in spring 1996. This new family of products also includes Virtuoso, a CPAP device that utilizes innovative technology to monitor the patient's airway and to continuously adjust output automatically in order to deliver the appropriate pressure. The Company currently is developing its next-generation family of ventilatory support devices which it expects to introduce in international markets in summer 1996.

  In fiscal year 1995, the Company completed the acquisition of Vitalog Monitoring, Inc. ("Vitalog"), a developer, manufacturer and marketer of monitoring and diagnostic devices for sleep disorders. The Vitalog acquisition is part of a strategic effort by Respironics to use the market for devices related to the diagnosis and monitoring of sleep and other respiratory-related disorders to drive the therapeutic markets for these disorders.

  Respironics' objective is to be the market leader in innovative devices for the treatment of respiratory disorders. The Company's strategy is to: (i) continue to commit significant resources to the development of innovative products; (ii) expand the breadth of its product lines to address the full range of respiratory disorders; (iii) expand its international distribution and manufacturing capabilities; (iv) pursue acquisitions of complementary technologies, products and businesses; (v) enhance operational quality and efficiency through process excellence; and (vi) develop partnering relationships with customers.

  Respironics is a Delaware corporation. The Company's executive offices are located at 1001 Murry Ridge Drive, Murrysville, Pennsylvania 15668. The Company's telephone number is (412) 733-0200.

                                  THE OFFERING

 Common Stock offered by the Company.............. 2,000,000 shares
 Common Stock offered by the Selling Stockholders. 1,030,000 shares
 Common Stock outstanding after the offering (1).. 18,851,860 shares
 Use of Proceeds.................................. Provide working capital for general corporate purposes,
                                                   including the acquisition of
                                                   similar or related
                                                   businesses and the
                                                   acquisition of marketing,
                                                   manufacturing or other
                                                   rights associated with
                                                   products or technologies
                                                   which would complement the
                                                   Company's products.
 Nasdaq National Market Symbol.................... RESP

--------
(1) Does not include 1,546,626 shares of Common Stock reserved for issuance pursuant to outstanding options granted at a weighted average price per share of $5.90.

                             SUMMARY FINANCIAL DATA
       (AMOUNTS IN THOUSANDS EXCEPT PER SHARE AND OTHER STATISTICAL DATA)

                                                                             SIX MONTHS ENDED
                                    YEAR ENDED JUNE 30                          DECEMBER 31
                          ----------------------------------------------     ---------------------
                           1991     1992     1993     1994        1995         1994         1995
                          -------  -------  -------  -------     -------     --------     --------
                                                                                (UNAUDITED)
INCOME STATEMENT DATA:
 Net sales..............  $36,031  $48,976  $69,286  $78,171     $99,450      $45,538      $56,916
 Nonrecurring charges...      -0-      -0-      -0-    7,086(1)      -0-          -0-          -0-
 Income before income
taxes...................    5,553    8,059   11,096    6,816      18,535        8,121       11,030
 Net income.............    3,771    5,363    7,379    4,741(1)   11,677        5,116        6,728
 Earnings per share.....  $  0.26  $  0.31  $  0.43  $  0.27(1)  $  0.67     $   0.29     $   0.38
 Weighted average shares
 of Common  Stock
 outstanding and
 equivalents............   14,631   17,057   17,319   17,281      17,532       17,346       17,730
OTHER STATISTICAL DATA:
 Sales growth versus
prior period............       57%      36%      41%      13%(2)      27%(2)       24%(2)       25%
 Sales by product line:
  Obstructive Sleep
Apnea...................       55%      55%      57%      64%         67%          68%          68%
  Non-invasive
Ventilatory Support.....       18       20       23       27          26           26           26
  Patient Masks.........       22       22       18       16          15           15           16
  Resuscitation.........       14       13       11        4           2            2            2
  Product Line                 (9)     (10)      (9)     (11)        (10)         (11)         (12)
Transfers (3)...........     ----     ----     ----     ----        ----         ----         ----
                              100%     100%     100%     100%        100%         100%         100%
                              ===      ===      ===      ===         ===          ===          ===
 International sales as
 a percentage
  of net sales..........       14%      19%      18%      20%         20%          20%          23%
 Gross margin...........       51%      52%      54%      55%         57%          57%          56%
 Selling, general and
 administrative
  expenses as a
 percentage of net
  sales.................       31%      32%      33%      32%         32%          33%          31%
 Research and
 development expenses
  as a percentage of net
 sales..................        5%       5%       5%       6%          7%           7%           7%
 Net margin excluding
 the impact of
  nonrecurring charges..       10%      11%      11%      12%(4)      12%          11%          12%
 Earnings per share
 growth versus  prior
 year excluding the
 impact of  nonrecurring
 charges................       73%      19%      39%      21%(5)      29%(5)       16%(5)       31%

                                                            DECEMBER 31, 1995
                                                         -----------------------
                                                         ACTUAL  AS ADJUSTED (6)
                                                         ------- ---------------
                                                               (UNAUDITED)
BALANCE SHEET DATA:
 Working capital........................................ $44,146    $ 83,541
 Total assets...........................................  83,952     123,347
 Total long-term obligations............................   5,242       5,242
 Total shareholders' equity.............................  65,550     104,945

--------
(1) In the first quarter of fiscal year 1994 and the fourth quarter of fiscal year 1994, the Company recorded nonrecurring charges of $1,966 and $5,120, respectively. Excluding these charges, net income and earnings per share would have been $9,040 and $0.52, respectively, for fiscal year 1994.
(2) Excluding the impact of the discontinuance of the BagEasy product line, sales growth would have been 20% for fiscal year 1994, 30% for fiscal year 1995 and 29% for the six months ended December 31, 1994.
(3) Product line transfers include sales of certain of the Company's patient mask products which are accessories for OSA products, non-invasive ventilatory support products, and resuscitation products.
(4) Including the impact of the nonrecurring charges, net margin was 6% for fiscal year 1994.
(5) Including the impact of the nonrecurring charges, earnings per share growth was (37%) for fiscal year 1994, 148% for fiscal year 1995 and 71% for the six months ended December 31, 1994.
(6) Adjusted to give effect to the sale of 2,000,000 shares of Common Stock by the Company after deducting underwriting discounts and estimated offering expenses payable by the Company.

                                 RISK FACTORS

  Government Regulation. The development, testing, manufacture and marketing of the Company's products are subject to extensive regulation and periodic inspections, principally by the FDA and by corresponding foreign agencies. The testing for and preparation of required applications can be expensive, and the subsequent FDA review can be lengthy and uncertain. Moreover, clearance or approval, if granted, can include significant limitations on the indicated uses for which a product may be marketed. Failure to comply with applicable FDA regulations can result in fines, civil penalties, suspensions or revocation of clearances or approvals, recalls or product seizures, operating restrictions or criminal penalties. Delays in receipt of, or failure to receive, clearances or approvals for products for which such clearances or approvals have not yet been obtained would adversely affect the marketing of such products and could adversely affect the Company's results of operations and financial condition. Also, the regulations under the FDA are subject to change from time to time. For example, a change in the regulations governing Medical Device Reports ("MDRs") that will impose additional recordkeeping and reporting requirements on device manufacturers is expected to become effective in April 1996. This and future changes in FDA regulations could have a material adverse effect on the Company's operations. See "Business--Regulatory Matters."

  Patent Litigation. In January 1995, ResCare Limited, an Australian corporation ("ResCare"), instituted litigation alleging that the Company's basic CPAP product, its nasal mask and an additional feature of the CPAP product infringe three United States patents owned by or licensed to ResCare. It is the Company's belief, based upon its investigation, discovery proceedings conducted in the suit to date and discussions with its counsel, that the ResCare patents are invalid or unenforceable, and that, even if the ResCare patents are valid and enforceable, the Company's products do not infringe the patents. However, there can be no assurance that the ResCare patents will be declared invalid or unenforceable or that the Company's products will be found not to infringe the ResCare patents. Because the products that are the subject of the action represent a significant portion of the Company's sales, an adverse determination could have a material adverse effect on the Company's results of operations and financial condition. See "Business--Legal Proceedings--Patent Litigation."

  FDA Warning Letter. Following an inspection of the Company's Murrysville, Pennsylvania facility completed in August 1994, the FDA issued a "warning letter" in December 1994 in which it took the position that the Company must submit additional "510(k) premarket notifications" (under which a product is cleared for marketing in the U.S. based on the fact that it is substantially equivalent to another product already being legally marketed) to cover certain technical features of the Company's BiPAP product and to market its BiPAP product for ventilatory uses other than the treatment of OSA in adults. The Company believes that it is in substantial compliance with FDA requirements relating to its products and that the existing 510(k) clearances for BiPAP cover the technical features cited in the warning letter and encompass the marketing of BiPAP products for ventilatory uses in addition to the treatment of OSA in adults. The Company nevertheless has elected to file 510(k) submissions for indications in addition to adult OSA and for the technical features cited in the FDA warning letter. Although there has been no interruption in the Company's business in the 14 months since receipt of the warning letter, there can be no assurance that the FDA will not take enforcement action with respect to the Company's prior or continued marketing of the BiPAP products or that FDA clearances for the additional 510(k) premarket notifications that the Company has submitted will be cleared by the FDA. Sales of BiPAP and related accessories for ventilatory support applications accounted for approximately 26% of the Company's sales for the six-month period ended December 31, 1995. See "Business--Regulatory Matters."

  Industry Dependence on Third Party Reimbursement. The cost of a significant portion of medical care in the United States is funded by government and private insurance programs, such as Medicare, Medicaid and corporate health insurance programs including health maintenance organizations and managed care organizations. The Company's future results of operations and financial condition could be negatively affected by adverse changes made in the reimbursement policies for medical products under these insurance programs. If such changes were to occur, the ability of the Company's customers (medical product distributors and dealers) to obtain adequate reimbursement for the resale or rental of the Company's products could be affected. In recent years, limitations imposed on the levels of reimbursement by both government and private insurance programs have become more prevalent. See "Business--Third Party Reimbursement."

  Industry Consolidation and Customer Concentration. The past several years have seen a trend toward consolidation in the health care industry generally and in the Company's customer base in particular. In August 1995, the Company's two largest customers merged to form a company that in the first six months of fiscal 1996 accounted for 17% of the Company's revenues, compared with a combined total of 18% for such two customers in the same period in the prior fiscal year. Industry consolidation, as well as buying practices by other large customers, has contributed to a decrease in the average selling price of certain of the Company's products and correspondingly has placed pressure on the Company's gross margins. The Company expects this trend to continue. If the Company is unable to control operating expenses to counteract the impact of downward pricing, its operating results would be adversely affected. In addition, a decision by any of the Company's large customers to significantly reduce its purchases could have a material adverse effect on the Company's results of operations or financial condition. See "Business-- Customers."

  Competition. The Company competes on a product by product basis with various other companies, some of which may have significantly greater financial and marketing resources or broader product lines than the Company. Other manufacturers, including other larger and more experienced manufacturers of home health care products, have entered the OSA market, and the Company expects that competition in this market will continue to increase. See "Business--Competition."

  Foreign Operations and Sales. The Company manufactures certain of its products, principally plastic single-use products, in Hong Kong and in the Peoples Republic of China. Operations in these locations are subject to the risks normally associated with foreign operations including, but not limited to, possible changes in export or import restrictions and the modification or introduction of other governmental policies with potentially adverse effects. The Company cannot anticipate the effect on it of the change of sovereignty of Hong Kong scheduled for 1997. An extended interruption in its foreign manufacturing operations could have a material adverse effect on the Company's business. In addition, foreign sales account for approximately 23% of the Company's revenues. Although substantially all such sales currently are denominated and collected in U.S. dollars, foreign currency fluctuations could impact the level of foreign sales. See "Business--Manufacturing."

                          PRICE RANGE OF COMMON STOCK

  The Common Stock is quoted on the Nasdaq National Market. The table below sets forth, for the quarters indicated, the high and low sales prices per share of the Common Stock as reported on the Nasdaq National Market.

                                                                    HIGH   LOW
                                                                    ----   ---
Fiscal Year ended June 30, 1994
  First Quarter................................................... $11.63 $ 8.88
  Second Quarter..................................................  10.00   7.88
  Third Quarter...................................................  12.00   9.13
  Fourth Quarter..................................................  10.63   8.38
Fiscal Year ended June 30, 1995
  First Quarter................................................... $10.63 $ 8.00
  Second Quarter..................................................  12.25   9.75
  Third Quarter...................................................  16.88  11.63
  Fourth Quarter..................................................  17.00  10.50
Fiscal Year ended June 30, 1996
  First Quarter................................................... $19.75 $13.75
  Second Quarter..................................................  22.25  17.00
  Third Quarter (through March 25, 1996)..........................  24.75  17.00

  On March 25, 1996, the last reported sale price of the Common Stock as reported on the Nasdaq National Market was $21.00 per share. On February 20, 1996, there were approximately 1,400 holders of record of the Common Stock.

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered hereby by the Company are estimated to be $39.4 million ($46.8 million if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and estimated offering expenses payable by the Company. The Company will not receive any proceeds from the sale of the 1,030,000 shares of Common Stock offered hereby by the Selling Stockholders.

  The proceeds received by the Company will be added to the Company's working capital to be used for general corporate purposes, including the acquisition of similar or related businesses and the acquisition of marketing, manufacturing or other rights associated with products or technologies which would complement the Company's products. The proceeds will enable the Company to take advantage of opportunities which it foresees may develop in these areas. The Company does not presently have any understandings or agreements with respect to the acquisition of additional businesses, products or rights.

  Pending their use, the proceeds received by the Company will be invested in short-term, interest bearing money market funds, commercial bank certificates of deposit or similar investments.

                                DIVIDEND POLICY

  Payment of cash dividends by the Company is subject to the discretion of the Board of Directors. The current policy of the Board of Directors is to reinvest all earnings in the development and expansion of the Company's business. The Company has never paid a cash dividend on its Common Stock, and its Board of Directors has no present intention of paying cash dividends.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at December 31, 1995 and as adjusted to give effect to the sale of 2,000,000 shares of Common Stock by the Company, after deducting the underwriting discounts and estimated offering expenses payable by the Company. This table should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto that appear elsewhere in this Prospectus.

                                                           DECEMBER 31, 1995
                                                        ------------------------
                                                         ACTUAL     AS ADJUSTED
                                                        ---------- -------------
                                                        (DOLLARS IN THOUSANDS)
Long-Term Obligations (less current portion)........... $    5,242  $     5,242
                                                        ==========  ===========
Shareholders' Equity:
 Common Stock, par value $.01 per share, authorized
  40,000,000 shares; issued and outstanding 16,851,860
  shares at December 31, 1995, and 18,851,860 shares
  at December 31, 1995 (as adjusted) (1)............... $      169  $       189
 Additional Capital....................................     19,706       59,081
 Retained Earnings.....................................     45,675       45,675
                                                        ----------  -----------
Total Shareholders' Equity.............................     65,550      104,945
                                                        ----------  -----------
Total Capitalization................................... $   70,792  $   110,187
                                                        ==========  ===========

--------
(1) Does not include 1,546,626 shares of Common Stock reserved for issuance under stock options outstanding at December 31, 1995 and 862,688 shares of Common Stock reserved for future grant under the Company's stock option plans.

                            SELECTED FINANCIAL DATA

  The selected consolidated financial data presented below for each of the five years ended June 30, 1995, are derived from the Company's consolidated financial statements which have been audited by Ernst & Young LLP, independent auditors. The selected consolidated financial data as of December 31, 1995 and for the six months ended December 31, 1994 and 1995 have been derived from the Company's unaudited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial condition and results of operations for these periods. Operating results for the six months ended December 31, 1995 are not necessarily indicative of the results expected for the entire year. This data should be read in conjunction with the Consolidated Financial Statements and Notes thereto and "Management's Discussion and Analysis of Results of Operations and Financial Condition" appearing elsewhere in this Prospectus.

                   (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
                                                                         SIX MONTHS ENDED
                                    YEAR ENDED JUNE 30                      DECEMBER 31
                          ---------------------------------------------  ------------------
                           1991     1992     1993     1994       1995      1994      1995
                          -------  -------  -------  -------    -------  --------  --------
INCOME STATEMENT DATA:                                                      (UNAUDITED)
Net sales...............  $36,031  $48,976  $69,286  $78,171    $99,450  $ 45,538  $ 56,916
Cost of goods sold......   17,554   23,360   32,114   34,830     43,077    19,660    24,896
                          -------  -------  -------  -------    -------  --------  --------
                           18,477   25,616   37,172   43,341     56,373    25,878    32,020
General & administrative
 expenses...............    5,295    6,538   10,581   10,028     14,050     6,812     7,848
Sales, marketing &
 commission expenses....    6,045    9,211   12,313   15,069     17,696     8,299     9,513
Research & development
 expenses...............    1,646    2,311    3,556    4,794      7,077     3,060     4,061
Nonrecurring charges....      -0-      -0-      -0-    7,086(1)     -0-       -0-       -0-
Interest expense........      300      201      176      171        194        96       101
Other income............     (362)    (704)    (550)    (623)    (1,179)     (510)     (533)
                          -------  -------  -------  -------    -------  --------  --------
                           12,924   17,557   26,076   36,525     37,838    17,757    20,990
                          -------  -------  -------  -------    -------  --------  --------
  Income before income
    taxes...............    5,553    8,059   11,096    6,816     18,535     8,121    11,030
Income taxes............    1,782    2,696    3,717    2,075      6,858     3,005     4,302
                          -------  -------  -------  -------    -------  --------  --------
  Net income............  $ 3,771  $ 5,363  $ 7,379  $ 4,741(1) $11,677  $  5,116  $  6,728
                          =======  =======  =======  =======    =======  ========  ========
Earnings per share......  $  0.26  $  0.31  $  0.43  $  0.27(1) $  0.67  $   0.29  $   0.38
                          =======  =======  =======  =======    =======  ========  ========
Weighted average shares
 of Common Stock
 outstanding and
 equivalents............   14,631   17,057   17,319   17,281     17,532    17,346    17,730

                                         JUNE 30
                         ---------------------------------------     DECEMBER 31
                          1991    1992    1993    1994    1995          1995
                         ------- ------- ------- ------- -------     -----------
BALANCE SHEET DATA:                                                  (UNAUDITED)
Working capital......... $16,086 $19,979 $25,172 $31,032 $39,413       $44,146
Total assets............  36,140  43,462  54,331  58,917  78,039        83,952
Total long-term
 obligations............   4,535   4,291   4,288   4,854   5,538         5,242
Total shareholders'
 equity.................  25,799  31,391  39,148  44,224  58,369        65,550

--------
(1) In the first quarter of fiscal year 1994, the Company recorded nonrecurring charges related to the discontinuance of its BagEasy product line. In the fourth quarter of fiscal year 1994, the Company recorded nonrecurring charges for the write-off of a prepayment for inventory under the terms of a distribution agreement. See Note I and Note J to the Consolidated Financial Statements for additional information regarding these nonrecurring charges. Excluding these charges, net income and earnings per share would have been $9,040 and $0.52, respectively, for fiscal year 1994.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                                   CONDITION

GENERAL

  Statements in this section and elsewhere in this Prospectus about the Company's belief or expectations or about whether any particular event or circumstance is likely to occur or continue are forward-looking statements that are subject to risks and uncertainties. For a discussion of factors that could cause actual results to vary materially, see "Risk Factors" above.

  The Company's revenues are derived from the sale of medical devices used for the treatment of patients suffering from respiratory disorders. The Company's primary product lines are devices for the treatment of OSA, non-invasive ventilatory support devices, patient mask products for OSA and non-invasive ventilatory support therapy and single-use resuscitation products.

  The OSA product line and related accessories comprise the largest portion of the Company's sales and are growing rapidly, accounting for 68% of total sales for the six months ended December 31, 1995 versus 57% of sales for fiscal year 1993. Non-invasive ventilatory support products and related accessories are the next largest product line and are growing rapidly as well, accounting for 26% of sales for the six months ended December 31, 1995 versus 23% of sales for fiscal year 1993.

  The Company's sales currently are comprised of 68% equipment and 32% consumable and single-use products. Consumable and single-use products consist primarily of patient masks and related accessories used with the Company's OSA and non-invasive ventilatory support devices, disposable anesthesia masks and the BagEasy manual resuscitator and are an important component of the Company's business. The Company expects to continue to derive significant sales revenue from consumable and single-use products.

  The Company exports its products to foreign markets, primarily Europe, Canada and the Far East. International sales have increased from 18% of net sales in fiscal year 1993 to 20% of net sales in fiscal year 1995 and 23% of net sales for the six months ended December 31, 1995. The Company expects its international sales to grow at least as fast as overall sales, consistent with its strategy of expanding its international distribution and manufacturing organization.

  The Company's gross margin percentage has increased from 54% of sales for fiscal year 1993 to 57% of sales for fiscal year 1995, principally due to a shift in sales mix over the period to the Company's higher margin products and to increased operating leverage. For the six months ended December 31, 1995, the gross margin percentage declined to 56% of sales, principally due to decreasing average selling prices for certain of the Company's major products. The Company believes that downward pressure on gross margins is likely to continue, primarily due to decreases in selling prices resulting from increased purchasing influence of major customers, competition in the Company's major product lines and continuing efforts by third party and government payors to control reimbursement for medical products and services, including products sold by the Company. Despite this downward pressure on gross margins, operating income increased from 17% of sales for the six months ended December 31, 1994 to 19% for the period ended December 31, 1995. This increase in operating income as a percent of sales is due to operating expenses increasing at rates less than the rate of growth in sales. In future periods, it is the Company's intent to focus on continuing to control operating expenses to counteract the downward pressure on gross margins.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, the percentage of net sales represented by items in the Consolidated Statements of Operations.

                                                                 SIX MONTHS
                                                 YEAR ENDED         ENDED
                                                  JUNE 30        DECEMBER 31
                                               ----------------  -------------
                                               1993  1994  1995  1994    1995
                                               ----  ----  ----  -----   -----
Net sales..................................... 100%  100%  100%    100%    100%
Cost of goods sold............................  46    45    43      43      44
                                               ---   ---   ---   -----   -----
Gross profit..................................  54    55    57      57      56
General and administrative expenses...........  15    13    14      15      14
Sales, marketing and commission expenses......  18    19    18      18      17
Research and development expenses.............   5     6     7       7       7
Nonrecurring charges..........................   0     9     0       0       0
Interest expense..............................   0     0     0       0       0
Other income..................................   0    (1)   (1)     (1)     (1)
                                               ---   ---   ---   -----   -----
  INCOME BEFORE INCOME TAXES..................  16     9    19      18      19
Income taxes..................................   5     3     7       7       7
                                               ---   ---   ---   -----   -----
    NET INCOME................................  11%    6%   12%     11%     12%
                                               ===   ===   ===   =====   =====

Six Months Ended December 31, 1995 vs. Six Months Ended December 31, 1994

  Net sales for the six months ended December 31, 1995 were $56,916,000, an increase of 25% over the $45,538,000 recorded in the year earlier period. The increase in net sales was primarily attributable to increases in total unit and dollar sales for the Company's OSA and non-invasive ventilatory support products. Sales of the Company's face masks and other patient interface devices used as accessories for its OSA and non-invasive ventilatory support units increased significantly during this period in both unit and dollar terms.

  The Company's gross profit for the six months ended December 31, 1995 was 56% of net sales as compared to 57% of net sales for the year earlier period. The decrease in the gross profit percentage was caused by reduced average selling prices, primarily for the Company's REMstar Nasal CPAP systems, during the current quarter and six-month period. These reductions in average selling prices resulted from increasing competition in the OSA market, particularly relative to the Company's large, national customers who receive lower prices in exchange for volume purchase commitments.

  General and administrative expenses were $7,848,000 (14% of net sales) for the six months ended December 31, 1995 as compared to $6,812,000 (15% of net sales) for the year earlier period. The decrease in these expenses as a percentage of net sales reflects the Company's ability, during the current six-month period, to limit spending increases in these areas to rates less than the rate of sales increase. The increase in absolute dollars was due primarily to increased legal fees incurred relating to the previously disclosed patent litigation.

  Sales, marketing and commission expenses were $9,513,000 (17% of net sales) for the six months ended December 31, 1995 as compared to $8,299,000 (18% of net sales) for the year earlier period. The decrease in these expenses as a percentage of net sales reflects the Company's ability, during the current six-month period, to limit spending increases in these areas to rates less than the rate of sales increase. The increase in absolute dollars was due primarily to costs associated with trade shows and related travel expenses, salary expenses for new employees and commission expenses based on higher sales levels achieved.

  Research and development expenses were $4,061,000 (7% of net sales) for the six months ended December 31, 1995 as compared to $3,060,000 (7% of net sales) for the year earlier period. The increase in absolute dollars reflects the extensive new product development efforts during the period and currently underway to support new product introductions in the Company's major product groups and also to explore opportunities in other respiratory product areas. Several new products have been introduced during the current fiscal year, and other new product introductions are scheduled for the remainder of the fiscal year, in some cases with initial distribution limited to international markets until regulatory clearance to market in the United States is obtained. Subsequent to the end of the six-month period ended December 31, 1995, the Company received clearance from the FDA to market its new Aria CPAP System and two new face mask products in the United States.

  The Company's effective income tax rate was 39% for the six months ended December 31, 1995 as compared to 37% for the year earlier period. Changes in the Company's effective income tax rate are due primarily to changes in the relative proportion of the Company's taxable income attributable to its United States operation versus taxable income attributable to its Hong Kong and Peoples Republic of China operations. The United States operation pays income taxes at a higher rate (approximately 41% before available income tax credits) than do the Hong Kong and Peoples Republic of China operations. During the six months ended December 31, 1995, the proportion of taxable income attributable to the United States operation increased. In addition, the research and development tax credit expired effective July 1, 1995. This income tax credit had been available during prior fiscal years to reduce income taxes paid by the United States operation and therefore reduced the effective income tax rate.

  As a result of the factors described above, the Company's net income was $6,728,000 (12% of net sales) for the six months ended December 31, 1995 as compared to $5,116,000 (11% of net sales) for the six months ended December 31, 1994.

Fiscal 1995 vs. Fiscal 1994 and Fiscal 1993

  Net sales for fiscal year 1995 were $99,450,000, representing a 27% increase in net sales over the $78,171,000 recorded in fiscal year 1994. Fiscal year 1994 net sales represented a 13% increase over the $69,286,000 recorded in fiscal year 1993.

  The increase in net sales from fiscal year 1994 to fiscal year 1995 was primarily attributable to increases in total unit sales of the Company's OSA and non-invasive ventilatory support products and reflects sales growth across all of the Company's market bases for these product groups. In addition, sales of the Company's face mask products, including those used as accessories for its OSA and non-invasive ventilatory support products and those manufactured and sold on an OEM basis (disposable anesthesia masks), increased in both unit and dollar terms. Finally, the overall increase in net sales was accomplished in spite of a decrease in sales of the Company's resuscitation products resulting from the Company's November 1993 decision to discontinue production and shipment of its BagEasy line of disposable manual resuscitators, which accounted for 2% of net sales for fiscal year 1994. Excluding the impact of the discontinuance of the BagEasy product line, sales growth would have been 30% and 20% for fiscal years 1995 and 1994, respectively. In March 1995, the Company introduced a redesigned version of the BagEasy product, and sales for this redesigned version accounted for less than one-half of one percent of fiscal year 1995 sales.

  The increase in net sales from fiscal year 1993 to fiscal year 1994 was also primarily attributable to increases in total unit sales for the Company's OSA and non-invasive ventilatory support products. Sales of resuscitation products decreased from fiscal year 1993 to fiscal year 1994 as a result of the discontinuance of the BagEasy manual resuscitator product discussed above (BagEasy accounted for 8% of net sales for fiscal year 1993). Finally, sales of the Company's disposable anesthesia masks decreased in both unit and dollar terms from fiscal year 1993 to fiscal year 1994 due primarily to reduced orders from the Company's customer for disposable anesthesia masks. The reduction in disposable anesthesia mask sales was also due to a reduction in the unit selling price of the masks under the terms of the June 1993 supply agreement with the Company's sole customer for these masks. Under the 1993 agreement, the customer may choose to pay a lower unit price for the masks in exchange for assuming responsibility for freight and duty costs related to mask shipments.

  The Company's gross profit was 57% of net sales for fiscal year 1995 as compared to 55% of net sales for fiscal year 1994 and 54% of net sales for fiscal year 1993. The increases in gross profit percentage were due primarily to the Company's ability to limit the growth of its manufacturing support costs to rates less than the rate of sales increases achieved and a shift in sales mix toward the Company's higher margin products. In addition, the increase in fiscal year 1994 gross profit was partially offset by a temporary diversion of engineering resources away from research and development activities and to manufacturing support activities in response to recommendations resulting from an FDA inspection.

  General and administrative expenses were $14,050,000 (14% of net sales) for fiscal year 1995 as compared to $10,028,000 (13% of net sales) for fiscal year 1994 and $10,581,000 (15% of net sales) for fiscal year 1993. The increase in these costs from fiscal year 1994 to fiscal year 1995 was due to a provision for year-end profit sharing bonuses and to higher administrative costs related to the growth of the Company, including staffing increases, increased legal fees, and increased provisions for uncollectible accounts receivable. The decrease in these costs, both in absolute dollars and as a percentage of net sales, from fiscal year 1993 to fiscal year 1994 was due primarily to the absence of profit sharing bonuses in fiscal year 1994 based on financial results achieved in that year.

  Sales, marketing and commission expenses were $17,696,000 (18% of net sales) for fiscal year 1995 as compared to $15,069,000 (19% of net sales) for fiscal year 1994 and $12,313,000 (18% of net sales) for fiscal year 1993. These increases in absolute dollars were due to increased commission expenses paid to independent sales representatives resulting from a shift in sales mix towards products handled by these representatives, increased trade show and training expenses, increased salary expenses for new employees in sales and marketing management, and, for the fiscal year 1994 to fiscal year 1995 comparison, product literature and advertising expenses incurred in anticipation of new product launches.

  Research and development expenses were $7,077,000 (7% of net sales) for fiscal year 1995 as compared to $4,794,000 (6% of net sales) for fiscal year 1994 and $3,556,000 (5% of net sales) for fiscal year 1993. The continuing increases in research and development spending reflect the Company's commitment to investment in future product development and product enhancements in all of the Company's major product groups. Extensive new product development efforts were conducted during fiscal years 1994 and 1995 in anticipation of new product introductions in each major product group during calendar year 1995. Development work was conducted on new families of OSA and non-invasive ventilatory support devices and the redesigned BagEasy manual resuscitator. Certain new models of the OSA devices were introduced in the first quarter of fiscal year 1996, the redesigned BagEasy manual resuscitator was introduced in March 1995, and a variety of patient interface devices were introduced at various times during the three-year period. Additional costs were also incurred throughout the three-year period to fund clinical studies. Finally, the increase from 1994 to 1995 resulted, to a lesser extent, from the temporary diversion during fiscal year 1994 of engineering resources away from research and development activities and to manufacturing support activities in response to recommendations resulting from an FDA inspection.

  Nonrecurring charges totaled $7,086,000 (9% of net sales) for fiscal year 1994. The first component of these charges, recorded in the first quarter, totaled $1,966,000 and represented costs incurred by the Company in connection with its November 1993 decision, discussed above, to discontinue the production and sale of its BagEasy line of manual resuscitators and recall all remaining BagEasy products in distribution channels and customer inventories and included provisions for write-offs of inventories and fixed assets, the satisfaction of purchase order and compensation commitments, and costs associated with the recall. The second component of these nonrecurring charges, recorded in the fourth quarter of fiscal year 1994, totaled $5,120,000 and represented the write-off of the remaining balance on the prepayment for inventory and the net book value of units that had been purchased under the terms of a distribution agreement. See Notes I and J to the Consolidated Financial Statements for additional information regarding these charges. The Company did not incur any nonrecurring charges in fiscal years 1995 or 1993.

  The Company's effective income tax rate was 37% for fiscal year 1995 as compared to 30% for fiscal year 1994 and 33% for fiscal year 1993. Changes in the Company's effective income tax rate were due primarily to changes in the relative proportions of taxable income attributable to its United States operation versus taxable income attributable to its Hong Kong and Peoples Republic of China operations because the United States operation pays income taxes at a higher rate (approximately 41% before available income tax credits) than do the Hong Kong and Peoples Republic of China operations. The proportion of taxable income attributable to the United States operation has increased, with the exception of fiscal year 1994. During that year, the nonrecurring charges described above were incurred almost exclusively by the United States operation, reducing taxable income attributable to the U.S. operation and correspondingly reducing the Company's overall effective income tax rate.

  As a result of the factors described above, the Company's net income was $11,677,000 (12% of net sales) for fiscal year 1995 as compared to $4,741,000 (6% of net sales) for fiscal year 1994 and $7,379,000 (11% of net sales) for fiscal year 1993.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

  The Company had working capital of $44,146,000 at December 31, 1995 and $39,413,000 at June 30, 1995. Net cash used by operating activities was $2,846,000 for the six months ended December 31, 1995 as compared to net cash provided by operating activities of $3,295,000 for the six months ended December 31, 1994. The net use of cash for the six-month period ended December 31, 1995 was due primarily to increases in inventories and accounts receivable in amounts greater than the changes in those accounts during the first six months of last fiscal year.

  The increase in trade accounts receivable in the six-month period comparison was due to growth in international sales at a rate greater than total sales (all international sales are made on extended payment terms) and to a continued increase in the portion of the Company's domestic sales that are being made on extended payment terms. The increase in inventories was due to the Company's purchase of raw materials for, and the initial production of, many of its new products, including those introduced during the current six-month period and those scheduled for introduction during the remainder of the fiscal year.

  The Company had working capital of $39,413,000 and $31,032,000 at June 30, 1995 and 1994, respectively. Net cash provided by operating activities was $9,469,000, $4,568,000 and $10,669,000 for fiscal years 1995, 1994 and 1993, respectively. The increase in cash provided by operating activities from fiscal year 1994 to fiscal year 1995 was due to an increase in net income, a decrease in refundable income taxes, and increases in accounts payable and accrued expenses during fiscal year 1995 as compared to decreases or smaller increases in those liability accounts during fiscal year 1994. The reduction in cash provided by operating activities from fiscal year 1993 to fiscal year 1994 was due primarily to increases in accounts receivable and refundable income taxes as well as decreases in accounts payable and accrued expenses.

  Trade accounts receivable increased from June 30, 1994 to June 30, 1995 at a rate greater than the percentage change in sales for the fiscal years ending on those dates primarily because the Company's quarterly sales were at their highest level for those two fiscal years during the last quarter of fiscal year 1995. In addition, the aging of the Company's receivables increased as a result of extended payment terms offered by the Company under several flexible financing programs.

  Net cash used by investing activities was $3,604,000 for the six months ended December 31, 1995 as compared to $2,974,000 for the six months ended December 31, 1994. Essentially all of the cash used by investing activities for both periods represented capital expenditures, including the purchase of production equipment, computer and telecommunications equipment and office equipment. The funding for capital expenditures in the current six-month period was provided by accumulated cash and short-term investment balances, and in the first six months of last fiscal year was provided by positive cash flows from operating activities and by accumulated cash and short-term investment balances.

  Net cash used by investing activities was $7,711,000, $8,415,000, and $6,363,000 for fiscal years 1995, 1994 and 1993, respectively. Net cash used for capital expenditures was $6,941,000, $7,735,000 and $6,363,000 for the respective years. Approximately $2,643,000 of the capital expenditures for fiscal year 1995 and $1,203,000 of the capital expenditures for fiscal year 1993 were for the purchase and development of additional land and expansion costs related to the Company's headquarters and manufacturing facility in Murrysville, Pennsylvania. The remainder of the significant capital expenditures for fiscal years 1995, 1994 and 1993 were for the purchase of production equipment, office equipment and computers. In addition, fiscal year 1995 investing activities included an expenditure of $745,000 representing a portion of the purchase price of an acquired business plus related acquisition expenses. The remainder of the purchase price was paid with shares of the Company's Common Stock. See Note L to the Consolidated Financial Statements for additional information about this acquisition.

  In November 1993, the Company completed a 46,000 square foot addition to its headquarters and manufacturing facility in Murrysville, Pennsylvania. Financing for the addition includes a $978,000 Redevelopment Authority loan that was received in June 1994 and a $1,100,000 loan that was received from the Pennsylvania Industrial Development Authority in February 1995. Both loans have a 2% fixed interest rate and a 15-year repayment term. See Note D to the Consolidated Financial Statements for additional information about the Company's long-term obligations. Funding for the remainder of the facility addition and the other capital expenditures was provided by positive cash flows from operating activities and from cash and short-term investment balances.

  Net cash provided by financing activities also includes proceeds from the issuance of Common Stock under the Company's stock option plans and the receipt of a minority interest investment in a joint venture and is reduced by payments made on long-term obligations. In October 1995, the Company entered into a new line of credit facility with a commercial bank that provides for the availability of $1,250,000 at the bank's prime interest rate until the expiration date of the agreement on October 31, 1996. The Company expects that this line of credit facility will be renewed upon its expiration. See Note D to the Consolidated Financial Statements for a discussion of the line of credit.

  As discussed above, in November 1993 the Company discontinued the production and sale of its BagEasy line of manual resuscitators and recalled all remaining BagEasy products in distribution channels and customer inventories. The BagEasy product represented approximately 8% of the Company's total sales for the year ended June 30, 1993 (the last full fiscal year it was sold) and did not make significant contributions to profitability. In March 1995, the Company began shipping a redesigned version of the BagEasy manual resuscitator.

  The Company has not provided a valuation allowance for deferred income tax assets because it has determined that it is more likely than not that such assets can be realized, at a minimum, through carrybacks to prior years in which taxable income was generated.

  The Company believes that positive cash flow from operating and financing activities, its $1,250,000 line of credit facility, and its accumulated cash and short-term investments will be sufficient to meet its current and presently anticipated needs for the next 12 months for operating activities, investing activities and financial activities (primarily consisting of payments on long-term debt).

INFLATION

  Inflation has not had a significant effect on the Company's business during the periods discussed.

QUARTERLY RESULTS OF OPERATIONS

  The following table sets forth selected operating results for the ten quarters ending December 31, 1995. In the opinion of the Company's management, this unaudited information has been prepared on the same basis as the audited financial information, and includes all adjustments (consisting only of normal, recurring adjustments) necessary to present this information fairly. This financial information should be read in conjunction with the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus. These operating results are not necessarily indicative of results for any future period.

                     (IN THOUSANDS EXCEPT PER SHARE DATA)

                                              THREE MONTHS ENDED
                                   ------------------------------------------
                                   SEPTEMBER 30  DECEMBER 31 MARCH 31 JUNE 30
                                       1993         1993       1994    1994
                                   ------------  ----------- -------- -------
Net sales.........................   $18,224       $18,600   $19,308  $22,039
Gross profit......................     9,989        10,100    10,704   12,547
Nonrecurring charges..............     1,966(1)        -0-       -0-    5,120(2)
Net income (loss).................       873         2,064     2,244     (440)
Earnings (loss) per share.........   $  0.05       $  0.12   $  0.13  $ (0.03)
                                              THREE MONTHS ENDED
                                   ------------------------------------------
                                   SEPTEMBER 30  DECEMBER 31 MARCH 31 JUNE 30
                                       1994         1994       1995    1995
                                   ------------  ----------- -------- -------
Net sales.........................   $21,670       $23,868   $25,599  $28,313
Gross profit......................    12,199        13,679    14,486   16,009
Net income........................     2,420         2,696     3,072    3,489
Earnings per share................   $  0.14       $  0.15   $  0.17  $  0.20
                                      THREE MONTHS ENDED
                                   -------------------------
                                   SEPTEMBER 30  DECEMBER 31
                                       1995         1995
                                   ------------  -----------
Net sales.........................   $26,675       $30,241
Gross profit......................    15,160        16,860
Net income........................     3,219         3,509
Earnings per share................   $  0.18       $  0.20

(1) In the three months ended September 30, 1993, the Company recorded nonrecurring charges related to the discontinuance of its BagEasy product line. See Note J to the Consolidated Financial Statements for additional information regarding these nonrecurring charges.

(2) In the three months ended June 30, 1994, the Company recorded nonrecurring charges for the write-off of a prepayment for inventory under the terms of a distribution agreement. See Note I to the Consolidated Financial Statements for additional information regarding these nonrecurring charges.

                                   BUSINESS

  Respironics is a leading developer, manufacturer and marketer of medical devices used for the treatment of patients suffering from certain respiratory disorders. The Company's products are designed to reduce costs while improving the effectiveness of patient care and are used primarily in the home and hospitals, as well as emergency medical settings and alternative care facilities. The Company's primary product lines are: (i) continuous positive airway pressure ("CPAP") devices and bi-level positive airway pressure ("BiPAP") devices for the treatment of obstructive sleep apnea ("OSA"), a serious disorder characterized by the repeated cessation of breathing during sleep; (ii) bi-level non-invasive ventilatory support devices; (iii) patient mask products; and (iv) single-use resuscitation products. Respironics markets its products through a sales organization consisting of approximately 90 direct and independent sales representatives, who sell to a network of over 2,500 medical product dealers. The Company's sales have grown from $36.0 million in fiscal year 1991 to $99.5 million in fiscal year 1995 and are currently comprised of 68% equipment and 32% consumable and single-use products. With approximately 85% of its sales currently reaching the home care market, Respironics believes that it is well-positioned to take advantage of the growing preference for in-home treatment of patients suffering from respiratory disorders.

COMPANY'S MARKET

  The Company competes in the respiratory products market, which was estimated in 1995 to be approximately $2 billion annually in the U.S. Growth in this market has been driven by the aging U.S. population and the shift in treatment to lower cost delivery sites such as post-acute facilities and the home. This shift has resulted from increasing pressure to reduce escalating health care costs and has been enabled by improvements in technology which permit the delivery of high quality care in non-hospital environments. Within the overall respiratory products market, the Company's products compete in the OSA, non-invasive ventilatory support, patient mask and resuscitation segments.

 Obstructive Sleep Apnea

  It is estimated that devices for the treatment of OSA constitute a $100 million annual U.S. market that is growing at 20 to 25% per year. This growth is driven primarily by the increasing recognition by the medical community and the general public of the prevalence of, and the serious medical complications resulting from, OSA. Although an increasing number of OSA cases are being diagnosed and treated, the National Commission on Sleep Disorders Research has indicated that the vast majority of patients with sleep disorders currently remain undiagnosed. OSA is a serious disorder caused by obstruction of the upper airway during sleep. The condition is characterized by cycles of heavy snoring, obstructive choking (apnea) and partial awakening. OSA sufferers can experience hundreds of these cycles every night, resulting in repeated arousals from sleep that lead to debilitating daytime sleepiness, which in turn impairs functioning and has been linked to increased industrial and automobile accidents. The National Commission has also indicated that OSA may lead to higher incidence of strokes, heart disease and other serious medical conditions.

  According to a January 1993 report by the National Commission, more than 18 million people in the U.S. have symptoms which are consistent with a diagnosis of some degree of OSA. An April 1993 study published in the New England Journal of Medicine concluded that 4% of men and 2% of women in the middle-aged work force suffer from a clinically important degree of sleep apnea. Other studies have shown that OSA also occurs in infants, children and the elderly.

  In 1985, Respironics introduced the first commercially available CPAP product designed for the treatment of OSA as an alternative to a surgical technique referred to as uvulopalatopharyngoplasty ("UP3"), the standard surgical method of treatment available at that time. UP3 involves a procedure performed on the upper airway of a patient to remove excess tissue and to streamline the shape of the airway. The treatment of OSA with CPAP involves the use of a small portable air compressor to supply room air at a predetermined positive pressure to a sleeping patient through flexible tubing and a comfortably fitting mask. The continuous positive airway pressure applied in this manner acts as a pneumatic splint, keeping the nasopharyngeal airway open and unobstructed throughout the breathing cycle.

  Diagnosis of OSA and other forms of sleep disorders is usually made by overnight testing with a multichannel recorder in a sleep disorders laboratory. Patients are referred to a sleep laboratory by their family physician or by a pulmonologist, neurologist or psychiatrist. The number of sleep labs in the U.S. has grown dramatically during the past decade. The Company estimates that there are currently approximately 1,300 sleep labs in the U.S., up from 450 in 1988. Patients diagnosed with OSA for whom nasal CPAP treatment is prescribed usually undergo a second night's testing in the sleep laboratory to confirm that the treatment is effective and to determine the level of CPAP that they require. Currently, there is a trend for more testing to be performed in the home with portable monitoring units. These home studies may either be attended by a sleep technician or unattended with the recorded patient data ultimately transferred to a diagnostic unit for analysis by a sleep professional. The U.S. market for sleep disorder related diagnostic and monitoring devices is estimated to be $30 to $40 million annually.

 Non-Invasive Ventilatory Support

  The overall U.S. ventilation market is estimated to be $250 million annually. Ventilators are used to augment or maintain patient breathing. Non-invasive ventilatory support is an emerging sector of the overall ventilation market, and is currently estimated to be approximately 10% of that market. In 1989, Respironics introduced the first non-invasive bi-level ventilatory support device specifically designed to compensate for mask leaks. Growth factors in the non-invasive ventilatory support market consist primarily of the growing awareness in the medical community of the benefits of non-invasive ventilatory support over traditional invasive ventilation and the aging of the U.S. population with the resultant need for ventilatory assistance. While certain critically ill patients require invasive ventilation, non-invasive devices may be able to provide ventilatory assistance to certain patients who are not dependent on a ventilator for continuous life support. Non-invasive ventilatory support is provided through an external nasal mask and therefore does not involve intubation.

 Patient Masks

  The markets served by the Company's patient mask products include the delivery of CPAP and non-invasive ventilatory support therapy using the BiPAP Ventilatory Support System, the delivery of emergency resuscitation to patients who have stopped breathing and the delivery of anesthesia gases to patients before, during and after surgical procedures. The use of patient masks in the delivery of CPAP and BiPAP therapy has increased, and the Company expects that this usage will continue to increase as new applications for such therapy are identified and cleared for marketing by the FDA and also as the installed base of the Company's CPAP products and BiPAP Ventilatory Support Systems in the field grows.

 Resuscitation

  The market for manual resuscitators is estimated to be $50 million annually and growing at 8 to 10% per year. Growth in this market is driven primarily by concerns in the medical community about cross-contamination and the resulting preference for products that are used by only one patient, including those used once and then disposed of and those used several times by one patient and then disposed of. The market served by the Company's resuscitation products consists primarily of the market for disposable manual resuscitators, including the Company's BagEasy product. Manual resuscitators are used to ventilate the lungs of a patient by squeezing a self-inflating bag connected to a patient mask or endotracheal tube. These devices can be used to resuscitate patients who have stopped breathing and to sustain proper breathing function for a short period of time, typically during transport, in critically ill patients.

STRATEGY

  Respironics' objective is to be the market leader in innovative devices for the treatment of respiratory disorders. The Company's strategy is to: (i) continue to commit significant resources to the development of innovative products; (ii) expand the breadth of its product lines to address the full range of respiratory disorders; (iii) expand its international distribution and manufacturing capabilities; (iv) pursue acquisitions of complementary technologies, products and businesses; (v) enhance operational quality and efficiency through process excellence; and (vi) develop partnering relationships with customers.

  Develop Innovative Products. Respironics has established a record of innovation in respiratory care and is committed to developing next-generation respiratory devices that offer significant competitive advantages over currently available products. The Company has consistently increased research and development expenditures and expects to maintain research and development spending at significant levels. The Company recently began introducing its new generation of OSA products, the Great Performers line, and is currently developing its next-generation family of non-invasive ventilatory support devices which it expects to introduce in international markets in summer 1996. The new OSA products include a CPAP device, Virtuoso, that will incorporate automatic feedback technology, an important technological advance in OSA therapy. The Company believes that innovation will allow it to maintain its leading market position.

  Expand the Breadth of Its Product Lines. The Company plans to broaden its current product lines and to add new product lines to address an increasing range of respiratory disorders through new product development or acquisition of technologies and products. These products will be offered at multiple price points throughout the entire spectrum of health care delivery locations, from hospitals and post-acute facilities to sleep labs to the home. The Company's goal is to have the best products available for treating patients at each health care delivery site. The Company believes that expanding the breadth of its product lines will enable it to better meet the needs of the marketplace and leverage its existing distribution network.

  Expand International Distribution and Manufacturing
Capabilities. Respironics intends to expand its position in international markets by capitalizing on its established distribution and manufacturing infrastructure. The Company's international distribution organization consists of over 100 distributors in 58 countries worldwide. Over the past 24 months, the Company has significantly expanded its international staff and established new distribution relationships. International sales represented 23% of revenue for the six-month period ended December 31, 1995, up from 20% in the prior year's comparable period. In January 1996, the Company received ISO 9001 certification from the International Organization of Standards and, at the same time, received authorization under the European Union's Medical Device Directives to affix the "CE Mark" to the Company's products marketed throughout the world. The Company believes that expansion of its international capabilities will enable it to capitalize on growth opportunities in both existing and developing foreign markets.

  Acquire Complementary Technologies, Products and Businesses. Respironics intends to pursue the acquisition of technologies, products and entire businesses. The Company believes that, as consolidation within the medical technology industry continues, there will be attractive acquisitions available to complement the Company's current product offerings. Consistent with this strategy, in 1995 the Company completed the acquisition of Vitalog, a developer, manufacturer and marketer of monitoring and diagnostic devices for sleep and other respiratory disorders. The Company believes acquisitions will allow it to quickly broaden its product lines and leverage its existing distribution network.

  Enhance Operational Quality and Efficiency Through Process
Excellence. Respironics' management continuously reviews key aspects of the Company's operations, such as manufacturing, marketing and research and development, to determine whether certain processes can be performed more efficiently. The Company has implemented a series of process improvements in several operational areas that have resulted in cost efficiencies. The Company believes these continuous process improvements will enhance its reputation as a high-quality supplier while contributing to its ability to maintain its operating margins.

  Develop Partnering Relationships with Customers. The Company intends to continue to expand the scope of its relationships with its customers by becoming an active partner with these customers as they distribute, service and support the Company's products. These partnering activities have taken a variety of forms to date, including providing training and medical education programs for the customers' staffs and sales forces and maintaining a consistent record of shipping over 90% of customer orders within 24 hours of receipt. The Company believes these partnering relationships and programs help to positively differentiate it from the other participants in the marketplace and allow the Company to maintain and improve its competitive position. The Company plans to expand the scope of these activities, particularly as the Company's customer base consolidates.

PRODUCTS

  The Company's principal products are described in the following table:

      PRODUCT                      DESCRIPTION                     DELIVERY SITES
      -------                      -----------                     --------------
 OBSTRUCTIVE
 SLEEP APNEA

 REMstar Choice    Small portable air pressurization CPAP        Home
 CPAP System       therapy unit. Features a cordless remote
                   controller, air pressure stability, minimal
                   operating noise and consumer-oriented
                   design. Six models, retailing for $700 to
                   $1,300.

 Aria CPAP System  Lightweight, compact and quiet                Home
                   microprocessor-driven CPAP system. Features
                   easy set up, built-in memory to record
                   patient usage data, dual time meters and
                   LCD display. First product introduction in
                   the Great Performers series. Currently
                   being distributed in international markets.
                   Recently received 510(k) clearance and
                   expected to begin selling into the U.S.
                   market in spring 1996.

 Virtuoso Smart    Self-adjusting CPAP system providing three    Home and sleep labs
 CPAP System       different therapy modes. Tracks patients'
                   changing needs and automatically adjusts
                   the pressure level, providing appropriate
                   therapy over time. Includes built-in memory
                   to record patient usage/therapy data.
                   Currently sold internationally and is
                   pending 510(k) clearance.

 BiPAP S Airway    BiPAP unit with automatic compensation for    Home and sleep labs
 Management System mask leaks. Used to treat severe cases of
                   OSA with bi-level pressure, which is more
                   comfortable to the patient than higher
                   pressures of CPAP therapy. Two models,
                   retailing for $2,800 to $3,000.

          PRODUCT                           DESCRIPTION                     DELIVERY SITES
          -------                           -----------                     --------------
 Cricket Oximeter and       Lightweight, portable and battery powered     Home, hospitals and
 HMS 5000 Monitor           devices that record and retain a variety of   sleep labs
                            patient physiological data via sensors.
                            Both units interface with a personal
                            computer to download and display the
                            collected data. Cricket retails for
                            approximately $1,800 and the more
                            sophisticated HMS 5000 retails for $10,000
                            to $25,000 (based on number of monitoring
                            channels).

 NON-INVASIVE VENTILATORY
 SUPPORT

 BiPAP S/T Ventilatory      Non-invasive bi-level device with automatic   Home
 Support System             compensation for mask leaks and two
                            separate therapy modes. Designed
                            specifically for mask supplied ventilatory
                            support. Two models, retailing for $6,000
                            to $8,000.

 BiPAP Hospital Ventilatory Non-invasive bi-level device that enhances    Hospitals and
 Support System             functionality of BiPAP S/T for use in the     post-acute
                            hospital environment. Two models, retailing   facilities
                            for $5,000 to $8,000.

 PATIENT MASKS
 Face Masks                 Various face masks designed to provide a      Home, hospitals
                            comfortable seal when used with the           and post-acute
                            Company's CPAP and BiPAP products. The        facilities
                            Company offers both reusable masks (for
                            home use) and disposable masks (for
                            hospital use) in a wide range of sizes.
                            Includes nasal sealing flap masks, as well
                            as the new GEL Mask and Monarch Mini Mask.

 Air-filled cushion         Disposable face masks used to deliver         Hospitals
 anesthesia masks           anesthesia gases during surgical
                            procedures. Provide a uniform seal around
                            the patient's nose and mouth via a soft
                            plastic air-filled cushion. Nine sizes
                            manufactured for an exclusive marketer on
                            an OEM basis.

 RESUSCITATION
 BagEasy Disposable         Self-inflating bag used to manually           Hospitals and
 Manual Resuscitator        resuscitate patients who have stopped         emergency
                            breathing and to sustain proper breathing     settings
                            function for a short period of time. Three
                            models of the device currently offered.

 Obstructive Sleep Apnea Products

  Respironics believes it is the U.S. market share leader in OSA therapy devices, with an approximate 50% market share. The Company's primary OSA products are REMstar Choice and the BiPAP S Airway Management System and related products such as masks, tubes, filters and headgear. Sales of OSA products amounted to $38.7 million (68% of the Company's sales) for the six-month period ended December 31, 1995, a 25% increase over the comparable period in the prior year.

  REMstar Choice is the Company's fifth generation CPAP device for the treatment of OSA. REMstar Choice consists of a small, portable air pressurization device, air pressure control, a cordless remote on-and-off control and a mask worn by the patient at home during sleep. REMstar Choice offers improved functional features compared to its predecessor devices, including improved pressure stability, reduced operating noise and a smaller design. The BiPAP S Airway Management System is used to treat severe OSA and is useful in improving acceptance of therapy by patients who have difficulty tolerating CPAP. The unit senses the patient's breathing cycles and adjusts the pressure accordingly. See "--Non-invasive Ventilatory Support Products" for a further description of the BiPAP devices.

  The Company recently introduced its next-generation family of OSA products, known as the "Great Performers" product line, with the first international shipments commencing in July 1995. This new family of products will include several products including CPAP, bi-level and clinical units. In February 1996, the Company received FDA clearance for one of these products, the Aria CPAP system, and expects to begin domestic shipments of this device in spring 1996. The Aria CPAP system features built-in memory to record patient usage data. The software necessary to extract this data from the Aria unit is expected to be available in fall 1996. This software may require clearance to market through the 510(k) process. This new family of products also includes a CPAP device, known as Virtuoso, that utilizes innovative technology to monitor the patient's airway and adjust output automatically in order to deliver the appropriate pressure. Separate 510(k) filings are in process for Virtuoso and other devices in the Great Performers series of products. There can be no assurance that such 510(k) clearances for Virtuoso or any other products in the Great Performers product line will be obtained in a timely manner or at all. See "--Regulatory Matters." Products in the Great Performers product line are being initially distributed solely in international markets until regulatory clearance to market each product in the U.S. is obtained.

  Respironics also manufactures devices related to the diagnosis and monitoring of sleep and other respiratory-related disorders, which it obtained through the acquisition of Vitalog in 1995. The Vitalog acquisition provides the Company with access to technology and products complementary to its own, particularly in the OSA product line and is part of the Company's strategic effort to enter the diagnostic market. The Company believes that the Vitalog acquisition will enhance its marketing efforts in the OSA area by expanding the Company's presence in sleep labs and permitting the Company to sell diagnostic equipment, which helps drive the market for the Company's therapeutic devices.

 Non-invasive Ventilatory Support Products

  The Company believes it is the leading manufacturer and marketer of non-invasive ventilatory support devices in the U.S. for individuals who require ventilatory assistance but who are not dependent on a ventilator for continuous life support. Non-invasive ventilatory support products represented $14.9 million (26% of the Company's sales) in the six months ended December 31, 1995, a 27% increase over the comparable period in the prior year.

  The Company's principal non-invasive ventilatory support product is the BiPAP Ventilatory Support System. Introduced in December 1989, the BiPAP Ventilatory Support System is a low-pressure, electrically-driven flow generator with an electronic pressure control designed to augment patient breathing by supplying pressurized air to the patient. The BiPAP Ventilatory Support System was the first device for non-invasive use designed specifically to compensate for mask leaks. BiPAP devices sense the patient's breathing and adjust their output to assist in inhalation and exhalation. The BiPAP Ventilatory Support System compensates for mask leaks, which often occur in the delivery of ventilatory support to the patient, thereby providing what the Company believes is a more efficient and consistent non-invasive therapy than competing ventilators.

  The Company believes the BiPAP Ventilatory Support System has the potential for increasing patient comfort because the BiPAP Ventilatory Support System adapts to the patient's breathing cycles as opposed to requiring the patient to adapt his breathing to the ventilator cycles and because it can be used effectively with a patient mask rather than requiring intubation. The retail price for a BiPAP unit also compares favorably to the cost of invasive ventilators, which generally retail for $10,000 to $28,000.

  In May 1992, the Company introduced the Hospital BiPAP Ventilatory Support System, which includes accessories such as an airway pressure monitor, a detachable control panel, a disposable circuit and a mounting stand, all of which are designed to allow the BiPAP Ventilatory Support System to be used more easily in the hospital environment.

  The Company is supporting clinical trials that are investigating the possible benefits of BiPAP therapy for different types of patient populations. The results of recent studies have been favorable with respect to the use of the BiPAP Ventilatory Support System for patients with chronic respiratory deficiencies and patients with nocturnal breathing disorders who benefit from ventilatory support. Applications being studied include use by patients suffering from emphysema and other respiratory disorders, as well as other in-hospital applications. The marketing of BiPAP Ventilatory Support Systems for use in these patient populations may require additional clearances from the FDA prior to marketing in the United States.

  The Company also is currently incorporating Proportional Assist Ventilation ("PAV") into its line of BiPAP ventilatory support products. PAV is a mode of ventilatory support that provides assistance in proportion to the needs of the patient. The Company began sponsoring clinical trials investigating PAV in 1995. Application for regulatory clearance to market devices that include PAV, which is required prior to the marketing of such products in the U.S., has not yet been made. The PAV technology was obtained by the Company through a non-exclusive licensing arrangement with the University of Manitoba in Winnipeg, Canada.

 Patient Mask Products

  Patient masks represented $9.1 million (16% of the Company's sales) in the six months ended December 31, 1995, an increase of 33% over the comparable period in the prior year. The Company provides three types of patient masks:
(1) masks used with CPAP and BiPAP devices including nasal sealing flap masks, the Monarch Mini Mask and, in the near future, the GEL Mask; (2) disposable air-filled cushion anesthesia masks primarily for use during surgery; and (3) disposable SealEasy and Circle Seal resuscitation masks for use in medical emergencies. The Company's patient masks are designed to respond to the increasing demand for single-use products, which reduce the potential for cross-contamination among patients and also help to minimize the exposure of medical personnel to infectious diseases, such as tuberculosis and pneumonia. The Company believes that its nasal sealing flap mask was the first mask to adequately seal on a patient's face for air delivery, thereby minimizing patient discomfort and promoting increased patient compliance with prescribed usage. The Company recently received 510(k) clearance to market the Monarch Mini Mask and GEL Mask for use with its CPAP and BiPAP devices. The Monarch Mini Mask is designed to enhance patient comfort with its small size and unique placement on the patient's face; the GEL Mask utilizes a gel-like cushion to create a comfortable mask seal around the contours of the face. The Company's line of disposable air-filled cushion anesthesia masks utilizes a very thin and pliable soft plastic air-filled cushion around the nose and mouth, which provides a uniform seal to prevent leakage of the anesthetic gases and helps ensure compliance with anesthesia gas exposure standards imposed on hospitals by regulatory bodies.

 Resuscitation Products

  The Company's other products consist of single-use resuscitation products. The new BagEasy resuscitator represents a comprehensive redesign of an earlier version of this product and includes significantly fewer components and requires significantly fewer assembly steps than did the previous version. In addition, the new BagEasy product includes features such as a flexible design and an integral pressure valve that the Company believes distinguish it from competitive products. A recent comparative study published in Respiratory Care showed the BagEasy resuscitator to be the only manual resuscitator which met all of the relevant standards established by the American Society for Testing and Materials.

SALES, DISTRIBUTION AND MARKETING

  The Company sells its products primarily to home care and hospital dealers. These parties in turn resell and rent the Company's products to end users. The Company's products reach its customers primarily through the Company's field network, which consists of 11 sales management employees, 28 direct sales representatives, 54 independent manufacturers' representatives and over 2,500 medical products distributors (also referred to as "dealers").

  The Company manages its U.S. dealer network through a direct sales force and independent manufacturers' representatives. The Company's U.S. sales management team includes a Vice President of Sales and Marketing, a Director of Sales and eight Regional Sales Managers. This team directs the activities of 54 independent manufacturers' representatives and 26 direct sales representatives and sales support specialists. In most areas of the U.S., the hospital market is served by the direct sales representatives and the home care market is served primarily by the independent manufacturers' representatives.

  The Company's international sales efforts are conducted currently through a European General Manager, a European Sales Manager, a South American Sales Manager and a Pacific Rim Sales Manager. The Company also has two direct sales representatives in Europe. All of the Company's international sales employees serve both the home care and hospital markets. The Company's international sales consist primarily of BiPAP Ventilatory Support Systems, BiPAP S Airway Management Systems, REMstar Choice, Aria and related accessories.

  The Company's marketing organization is currently staffed with a Director of Marketing and marketing-oriented Product Managers, who are assigned to each of the Company's four principal product groups. The Product Managers stay abreast of changes in the marketplace, with an emphasis on product use specifications, features, price, promotions, education, training and distribution.

CUSTOMERS

  The Company's primary customers are home care and hospital medical equipment dealers. These dealers purchase products from the Company for resale or rental to patients (in the case of home care dealers) or to hospitals (in the case of hospital dealers). The Company's dealers, numbering over 2,500, range in size from large publicly-held companies with several hundred branch locations, to small, owner-operated companies with one location. Consolidation among these dealers, particularly those specializing in home care products, has taken place recently as many larger dealers have acquired smaller dealers. In addition, the Company's two largest home care dealer customers, both of which were publicly held and had branch locations throughout the U.S., merged in August 1995. The Company expects that consolidation among home care dealers is likely to continue.

  Respironics is committed to quality and customer satisfaction and has received the Zenith Award from the American Association of Respiratory Care for three of the last five years. This award, which the Company last received in December 1994, honors suppliers of respiratory medical products for outstanding service to customers. Evaluation categories for the award include product and service quality.

RESEARCH AND DEVELOPMENT

  The Company believes that its ability to identify product opportunities, to respond to the needs of cardiopulmonary physicians and their patients in the treatment of respiratory disorders and to incorporate the latest technological innovations into its medical products has been and will continue to be important to its success. The Company's research and development efforts are focused on understanding the problems faced by cardiopulmonary physicians and their patients' needs and on maintaining the Company's technological leadership in its core product areas. The Company maintains both formal and informal relationships with physician practitioners and researchers (including sleep laboratories) to supplement these research and development efforts. The Company's research and development efforts enable it to capitalize on opportunities in the respiratory medical product market, through upgrading its current products as well as developing new products.

  The Company conducts substantially all of its research and development for existing and potential new products in the U.S. As of December 31, 1995, the Company employed approximately 85 engineers in such activities. The research and development staff performs overall conceptual design work for all products and the design work related to the manufacturing, engineering and tooling for products manufactured by the Company. The Company spent approximately $4.1 million (7% of sales) during the six-month period ended December 31, 1995, up from 5% of sales in fiscal year 1993, to support product enhancement and new product development.

  Several new product introductions took place during fiscal year 1995 and early in fiscal year 1996 (including a redesigned BagEasy manual resuscitator, new face masks, and part of the family of new OSA products), with additional new product introductions expected to follow later in fiscal year 1996. By the end of fiscal year 1996, the Company expects to have introduced additional new products in both the Great Performers OSA product line and the non-invasive ventilatory support product line. In some cases, initial distribution has been, and will be, conducted in international markets until regulatory clearance to market in the United States is obtained. See "--Regulatory Matters."

MANUFACTURING

  The Company generally seeks to perform all major assembly work in its own manufacturing facilities. The Company currently operates manufacturing facilities in the U.S., Hong Kong and the Peoples Republic of China. The Company's corporate headquarters and domestic manufacturing operations are owned by the Company and are located in a 116,000 square foot facility in Murrysville, Pennsylvania, where the Company conducts final assembly of its OSA, non-invasive ventilatory support and resuscitation products. The Company also leases, on a month to month basis, a 22,000 square foot office facility in Plum Borough, Pennsylvania approximately two miles from the existing corporate headquarters facility. This leased facility currently houses the Company's customer satisfaction and technical service groups.

  In 1981, the Company began manufacturing operations in Hong Kong, where it currently manufactures a portion of its patient mask products. The Company's warehousing, assembly and administrative activities in Hong Kong are located in an approximately 28,000 square foot light manufacturing complex in Kwun Tong, Kowloon, Hong Kong. The premises are leased under a renewable agreement expiring on April 30, 1997. The landlord of this space, Micro Electronics, Ltd., is a shareholder of the Company.

  The Company conducts the remainder of its patient mask manufacturing in a facility in Shenzen City in the Peoples Republic of China, bordering Hong Kong. The facility is leased and operated by the Company. The present manufacturing space totals approximately 66,000 square feet. The facility is located in a special economic zone (where the Company has been operating since
1987) that was established by the Peoples Republic of China in 1980 to induce foreign investment.

  The Company believes that its present facilities in the United States, Hong Kong and the Peoples Republic of China are suitable and adequate for its current and presently anticipated future needs. While each facility is currently extensively utilized, additional productive capacity is available through a variety of means including, at the Murrysville site, augmenting the current partial second shift work schedule. Rental space, which the Company believes is readily available and reasonably priced near each current location, could be utilized as well. The Company also owns approximately 20 acres of land adjacent to the 10 acre site on which the Murrysville facility is located. Future expansion in Murrysville, if needed, will take place on this 20 acre site.

  The Company generally performs all major assembly work on all of its products. It manufactures the plastic components for its patient mask products and uses subcontractors to supply certain other components. The Company believes that the raw materials for substantially all of its products are readily available from a number of suppliers.

REGULATORY MATTERS

  The Company's products are subject to regulation by, among other governmental entities, the FDA and corresponding foreign agencies. The FDA regulates the introduction, manufacture, advertising, labeling, packaging, marketing and distribution of and recordkeeping for such products. In manufacturing and marketing its products, the Company must comply with FDA regulations and is subject to various other FDA recordkeeping requirements and to inspections by the FDA. The testing for and preparation of required applications can be expensive, and subsequent FDA review can be lengthy and uncertain. Moreover, clearance or approval, if granted, can include significant limitations on the indicated uses for which a product may be marketed. Failure to comply with applicable FDA regulations can result in fines, civil penalties, suspensions or revocation of clearances or approvals, recalls or product seizures, operating restrictions or criminal penalties. Delays in receipt of, or failure to receive, clearances or approvals for the Company's products for which such clearances or approvals have not yet been obtained would adversely affect the marketing of such products in the United States and could adversely affect the results of future operations.

  The Company must obtain FDA or foreign regulatory approval or clearance for marketing the Company's new devices prior to their release. There are two primary means by which the FDA permits a medical device to be marketed. A manufacturer may seek clearance for the device by filing a 510(k) premarket notification with the FDA. To obtain such clearance, the 510(k) premarket notification must establish that the device is "substantially equivalent" to a device that has been legally marketed or was marketed before May 28, 1976. The manufacturer may not place the device into commercial distribution in the United States until a substantial equivalence determination notice is issued by the FDA. This notice may be issued within 90 days of submission, but usually takes longer. The FDA, however, may determine that the proposed device is not substantially equivalent, or require further information, such as additional test data or clinical data, or require the Company to modify its product labeling, before it will make a finding of substantial equivalence. In addition, the FDA may inspect the Company's manufacturing facility before issuing a notice of substantial equivalence and may delay or decline to issue such notice until the facility is found to be in compliance with Good Manufacturing Practice requirements. The process of obtaining FDA clearance of a 510(k) premarket notification, including testing, preparation and subsequent FDA review, can take a number of years and require the expenditure of substantial resources.

  If a manufacturer cannot establish to the FDA's satisfaction that a new device is substantially equivalent to a legally marketed device, it will have to seek approval to market the device through the premarket approval application ("PMA") process. This process involves preclinical studies and clinical trials. The process of completing clinical trials, submitting a PMA and obtaining FDA approval takes a number of years and requires the expenditure of substantial resources. In addition, there can be no assurance that the FDA will approve a PMA. The Company's export activities and clinical investigations also are subject to the FDA's jurisdiction and enforcement.

  Foreign regulatory approvals vary widely depending on the country. In January 1996, the Company received ISO 9001 certification from the International Organization of Standards, a quality standards organization based in Geneva, Switzerland. At the same time, the Company received authorization, under the European Union's Medical Device Directives, to affix the "CE Mark" to the Company's products marketed throughout the world. The primary component of the certification process was an audit of the Company's quality system conducted by an independent agency authorized to perform conformity assessments under ISO guidelines and the Medical Device Directives.

  Four FDA inspections have been conducted at the Company's facilities since July 1, 1993. The first inspection took place from July 1993 through October 1993 at the Company's leased facility in Plum Borough, Pennsylvania where the BagEasy product was then manufactured. A report on FDA Form 483 was issued by the FDA investigators setting forth the results of the inspection, identifying shortcomings with respect to systems procedures and documentation in the BagEasy manufacturing process. Because making the modifications identified by the FDA findings would have significantly delayed shipment to dealers and customers and because the Company believed that a significant recall of BagEasy products arising from an unrelated matter was necessary, the Company discontinued the production and sale of the BagEasy product and recalled all BagEasy products remaining in the field. The Company also responded to the Form 483 findings with particular attention to implementing the required improvements that were applicable to the systems, procedures and documentation utilized at the Company's main facility in Murrysville, Pennsylvania. The BagEasy recall is the only one of the five recalls since July 1, 1992 (all of which have been voluntary) that resulted in a material adverse effect on the Company's results of operations or financial condition.

  The second inspection took place at various times between May 1994 and August 1994 at the Murrysville facility. In late August 1994, the FDA investigators issued a report on an FDA Form 483 setting forth their observations from this inspection. The Company responded to these findings in September 1994. On December 22, 1994 the Company received a warning letter from the FDA relating to the FDA's August 1994 Form 483 findings and the Company's response thereto. A "warning letter" is a statement issued by the FDA that significant violations have occurred and that the agency is prepared to take enforcement action if corrective measures are not taken. In the warning letter, the FDA raised issues relating to: (i) alleged shortcomings in the Company's complaint processing procedures, (ii) the Company's alleged failure to file certain MDRs and (iii) the Company's alleged failure to obtain 510(k) premarket notification clearances that the FDA indicated were necessary for certain features of the Company's BiPAP systems and for certain claims regarding that product's use. Each of these issues is discussed below.

  Complaint Procedure. The FDA stated that the Company's complaint records did not comply with Good Manufacturing Practice regulations. The Company has revised its procedures and complaint recordkeeping to address this issue. In addition, the Company's complaint processing system has been automated. Based on the results of a follow-up investigation described below, the Company believes that this aspect of the FDA's warning letter has been resolved.

  Medical Device Reports. An MDR is required to be filed if a manufacturer receives a report that (i) a death or serious injury has occurred and its products may have caused or contributed to the death or serious injury or (ii) its product has malfunctioned and the product would be likely to cause or contribute to a death or serious injury if the malfunction were to recur. The FDA stated in its warning letter that the Company had not filed an MDR for what the FDA believed to be a reportable malfunction. In response, the Company has filed MDRs with respect to certain malfunctions which the FDA referred to at the time of its 1994 inspections, and the Company has also changed certain procedures with respect to the determination of when an MDR will be filed. Based on the results of a follow-up investigation described below, the Company believes that this aspect of the FDA's warning letter has been resolved.

  510(k) BiPAP Ventilation Issues. In 1987, the Company submitted to the FDA its original 510(k) premarket notification for its bi-level ventilatory support device. This 510(k) notification contained an intended use statement indicating that the device was a non-continuous ventilator "for the treatment of various pulmonary diseases." This notification identified the Bird(R) Mark 7(R) respirator as the predicate device. The FDA cleared this 510(k) notification in 1987. The Company believes that it has all 510(k) premarket notification clearances required for the uses for which it markets its BiPAP ventilatory products.

  The concerns cited in the FDA warning letter with respect to the Company's 510(k) premarket notification clearances related solely to its BiPAP systems and involved allegations that the Company had modified the previously cleared devices so as to require additional clearances and that the Company was marketing the devices for uses that were not within the scope of its 510(k) premarket notification clearances. In connection with the December 1994 warning letter, some FDA officials have advised the Company that the existing 510(k) clearances for BiPAP are limited to the treatment of OSA in adults. Based on the language in the Company's 1987 510(k) notification that was cleared by the FDA, the Company disagrees with this position.

  Since receiving the warning letter, in an effort to cooperate with the FDA's current requests, the Company has filed with the FDA additional 510(k) premarket notifications with respect to the features that were cited in the warning letter and certain uses beyond adult OSA, in each case indicating that the application was filed without prejudice to the Company's position that no additional filing was required. The FDA has reviewed the 510(k) applications filed and has requested additional information. The Company has provided, and is currently preparing, responses to the FDA's requests. There can be no assurance that the FDA will clear any of the 510(k) premarket notifications or that the clearances, if obtained, will be obtained in a timely manner, nor can there be any assurance that the FDA will not take enforcement action with respect to the prior or continued marketing of the devices for certain indications or with certain features.

  Respironics is cooperating with the FDA in attempting to resolve the issues which gave rise to the warning letter. Among other things, it has improved its record keeping and complaint procedures and filed MDRs and 510(k) premarket notification requests even where the Company believed such filings were not required. The Company believes that it is in substantial compliance with FDA requirements relating to its products and believes that the existing 510(k) clearances for BiPAP encompass claims in addition to the treatment of OSA in adults and the technical features cited in the FDA warning letter. However, the Company does not know what, if any, action the FDA ultimately will take in response to the Company's responses and additional 510(k) filings relating to the warning letter. The Company does not believe that there is likely to be any interruption of its business as a result of the issues raised in the December 1994 warning letter, but there can be no assurance that such will not occur or that the FDA will not take enforcement action.

  The third FDA inspection took place at the Murrysville facility in January 1995. A report on a Form 483 was issued by the FDA investigator setting forth the results of the inspection, which had focused on a voluntary recall conducted by the Company. The Form 483 also reiterated the FDA's position relative to the 510(k) clearances for BiPAP. The Company responded to the Form 483 findings in February 1995.

  The fourth FDA inspection took place at the Murrysville facility in May 1995. A report on a Form 483 was issued by the FDA investigators setting forth the results of the inspection, which had focused on the Company's revised systems complaints and MDRs. Revisions had been made to these systems as described above. The Form 483 issued for this inspection did not refer to MDRs or complaint handling, but contained only the FDA's reiteration of its position relative to the 510(k) clearances for BiPAP. The Company responded to the Form 483 findings in June 1995.

  The Company recently has received 510(k) clearance for three products; a CPAP device and two masks. In addition to the BiPAP 510(k) notifications currently pending, the Company plans to file additional 510(k) notifications as part of its continuing product development process.

THIRD PARTY REIMBURSEMENT

  The cost of a significant portion of medical care in the United States is funded by government and private insurance programs, such as Medicare, Medicaid and corporate health insurance programs including health maintenance organizations and managed care organizations. The Company's future results of operations and financial condition could be negatively affected by adverse changes made in the reimbursement policies for medical products under these insurance programs. If such changes were to occur, the ability of the Company's customers (medical product distributors and dealers) to obtain adequate reimbursement for the resale or rental of the Company's products could be reduced. In recent years, limitations imposed on the levels of reimbursement by both government and private insurance programs have become more prevalent.

  The Company has obtained "procedure codes" for its home care products from the Health Care Financing Administration ("HCFA"). These procedure codes enhance the ability of medical product distributors and dealers to obtain reimbursement for providing products to patients covered by Medicare. In addition, many private insurance programs also use the HCFA procedure code system. However, reimbursement levels can be reduced after a procedure code has been established, as was the case in January 1994 when the reimbursement level for all nasal CPAP systems was reduced.

  The amount of reimbursement that a hospital can obtain under the Medicare diagnosis related group ("DRG") payment system for utilizing the Company's products in treating patients is a primary determinant of the revenue that can be realized by medical product distributors and dealers who resell or rent the Company's hospital products. Many private insurance programs also utilize the Medicare DRG system. The various uses of the Company's hospital products to treat patients are provided within the DRG system. The levels of reimbursement under the DRG system are also subject to review and change.

LEGAL PROCEEDINGS

  Patent Litigation. ResCare Limited, an Australian corporation ("ResCare") and a subsidiary of ResMed, Inc. ("ResMed"), filed suit in Australia (the "Australian suit") against the Company's Australian distributor in 1992, alleging that the Company's CPAP products then being sold by such distributor in Australia infringed upon an Australian patent (the "Australian Patent") embodying a substantial part of ResCare's CPAP technology. After trial, the Australian trial court held that the Company's products infringed the Australian Patent (which the Court also held to be valid). This decision was appealed, and in May 1994 the Australian Court of Appeals reversed the decision of the trial court, declaring the Australian Patent invalid. This decision also nullified the trial court's finding that the Company's products infringed upon the Australian Patent. In October 1994, the Supreme Court of Australia refused to accept an appeal of the decision of the Court of Appeals. No further appeals can be made by ResCare with respect to the decision of the Australian Court of Appeals. The Company now is seeking to collect from ResCare that portion of the Company's expenses in pursuing the Australian suit which the Company believes it is entitled to recover under applicable Australian law.

  On January 9, 1995 ResCare filed an action (the "California suit") against the Company in the United States District Court for the Southern District of California alleging that in the manufacture and sale in the U.S. of nasal masks and CPAP systems and components the Company infringes three U.S. patents (the "ResCare Patents"), two of which are owned by and one of which is licensed to ResCare. One of the three ResCare Patents was filed in the U.S. shortly after the Australian Patent was issued and most of its claims are the same as or similar to the Australian Patent. The other two patents involved in the California suit deal with mask applications and with a "ramp" feature of ResCare's CPAP devices. In its complaint, ResCare seeks preliminary and permanent injunctive relief, an accounting for damages and an award of three times actual damages because of the Company's alleged actual knowledge of the alleged infringement. On February 1, 1995 the Company filed an action in the United States District Court for the Western District of Pennsylvania against ResCare seeking a declaratory judgment that the three ResCare Patents are either invalid or unenforceable or that the Company does not infringe the patents. The Company also filed a motion in the United States District Court for the Southern District of California seeking to transfer the California suit to the United States District Court for the Western District of Pennsylvania. This motion was granted and both cases have been consolidated in Pittsburgh, Pennsylvania. Discovery has been underway since early spring 1995.

  In its answer to ResCare's complaint the Company denied, in all material respects, the allegations of the complaint. It is the Company's belief, based upon its investigation and discovery to date and upon discussions with its counsel, that the ResCare Patents are invalid or unenforceable and that, even if they are valid and enforceable, none of its products infringe any of the ResCare Patents. The Company intends vigorously to defend and pursue this litigation and strongly believes that the outcome should be favorable to it. Nevertheless, it is possible that the ResCare patents could be held valid and the Company's OSA products could be found to infringe the ResCare patents. If that were to happen, the Company may be required to pay damages and either would need to redesign its products so as not to infringe or would need to obtain a license to use the ResCare Patents, any of which could have a material adverse effect on the Company's financial condition and results of operations. The sale of the products which ResCare alleges infringe the ResCare Patents constitute approximately one-half of the Company's sales of OSA products.

  Other Matters. The Company is, as a normal part of its business operations, a party to other legal proceedings in addition to those described above. Legal counsel has been retained for each proceeding and none of these proceedings is expected to have a material adverse impact on the Company's results of operations or financial condition. See "--Regulatory Matters" for information concerning FDA matters.

COMPETITION

  The Company believes that the principal competitive factors in all of its markets are product and service performance and innovation. Efficient distribution and competitive price are also very important factors for its more mature products. In the case of a number of the Company's and its competitors' products, patent protection is becoming more prevalent and of increasing competitive importance. The Company competes on a product-by-product basis with various other companies, some of which have significantly greater financial and marketing resources and broader product lines.

  The Company believes that it has the leading position in the U.S. market for home care devices for the treatment of OSA. However, other manufacturers, including other larger and more experienced manufacturers of home health care products, have been in the market and the Company expects that competition will increase. In its major market segments, the Company competes with three principal competitors, Nellcor Puritan-Bennett ("Nellcor"), Healthdyne Technologies ("Healthdyne") and ResMed. Nellcor, which is the Company's largest major competitor and has the largest financial resources of the Company's competitors, offers an array of products which compete with all of the Company's products. Healthdyne is the primary competitor for the Company's CPAP units and competes with the Company in the non-invasive ventilatory support market as well. ResMed competes with the Company in the OSA market, principally through its subsidiary, ResCare. The manual resuscitator market, which the Company recently reentered with its new version of BagEasy, is a very competitive, price-sensitive market.

PATENTS, TRADEMARKS AND LICENSES

  The Company seeks patent protection for its products through the acquisition of patents and exclusive licensing arrangements. In addition, the Company defends its patents when infringed by other companies. The Company currently has approximately 20 U.S. and foreign patents and 40 additional U.S. and foreign patent applications pending.

  The Company owns the proprietary rights to most of its current products, including patents on the BiPAP Airway Management System, BiPAP Ventilatory Support System, SealEasy, components of its nasal sealing flap mask and other valve and mask related accessories.

  In July 1995, the Company received additional method and technical patent protection related to its BiPAP devices. The method patent protection applies to the use of bi-level pressure to treat OSA. The technical patent protection covers the manner in which the device uses flow signals to trigger and apply pressure.

  The Company currently has approximately 50 registered U.S. and foreign trademarks and 90 additional U.S. and foreign trademark applications have been filed.

EMPLOYEES

  As of December 31, 1995, the Company had 1,116 employees, including approximately 244 hourly employees in the United States and 454 in Hong Kong and the Peoples Republic of China. None of the Company's employees is covered by collective bargaining agreements. The Company considers its labor relations to be good and has never suffered a work stoppage as a result of a labor conflict.

                                  MANAGEMENT

  The executive officers and directors of the Company are listed below, followed by a brief description of their business experience and certain other information. The Company's Board of Directors is divided into three classes, with each class of directors serving a term of three years.

            NAME                     AGE                 POSITION WITH THE COMPANY
            ----                     ---               ------------------------------
Gerald E. McGinnis                    61               Chairman of the Board
Dennis S. Meteny                      42               President, Chief Executive
                                                        Officer and Director
Ronald J. Zdrojkowski, Ph.D.          53               Vice President -- Research and
                                                         Development
Robert D. Crouch                      48               Vice President -- Sales and
                                                        Marketing
Robert A. Oates                       52               Vice President -- Engineering
Daniel J. Bevevino                    36               Controller and Chief Financial
                                                        Officer
Daniel P. Barry                       48               Director
Douglas A. Cotter, Ph.D.              52               Director
James H. Hardie                       66               Director
Joseph C. Lawyer                      50               Director
George J. Magovern, M.D.              72               Director
Bernard Shou-Chung Zau                58               Director

  Mr. McGinnis has been a director of the Company since 1977 and has been Chairman of the Board since November 1994. Mr. McGinnis is also an employee of the Company, primarily responsible for coordination of strategic planning as well as Board liaison with senior management of the Company. Mr. McGinnis was the Chief Executive Officer of the Company from 1977 until November 1994 and was its President from 1984 until November 1994. Prior to 1977, Mr. McGinnis founded and was President of Lanz Medical Products Corporation, the predecessor of the Company ("Lanz"). Prior to founding Lanz, Mr. McGinnis worked at two Pittsburgh hospitals serving in various research capacities and at Westinghouse Electric Corporation in the Bio-Engineering Department.

  Mr. Meteny has been a director of the Company since January 1986 and has been President and Chief Executive Officer since November 1994. Mr. Meteny was the Company's Executive Vice President and Chief Operating Officer from August 1992 until November 1994. He was Vice President--General Manager and Chief Financial Officer of the Company from January 1988 through August 1992 and was Vice President--Finance and Accounting from 1984 through January 1988. For eight years prior to joining the Company he was employed as an accountant in various auditing capacities by Ernst & Young LLP.

  Dr. Zdrojkowski has been Vice President--Research and Development since late 1990. Dr. Zdrojkowski was Vice President--Engineering for the Company from 1987 to 1990 and also held that position from 1977 to 1985. From 1985 to 1987 he was Product Development Manager. Dr. Zdrojkowski joined the Company in 1977 and has worked on the design, development and manufacturing of most of the Company's products. Prior to joining the Company, he worked as a consultant for various companies, assisting in the design of new medical products.

  Mr. Crouch has been Vice President--Sales and Marketing of the Company since May 1989. He joined the Company as Director of Sales and Marketing in January 1989. From 1986 to 1989, Mr. Crouch worked as a consultant for various companies on administrative and governmental affairs issues. From 1985 to 1986, he was employed by Cryogenic Associates, serving as Executive Vice President and later President. From 1983 to 1985, Mr. Crouch was President, Chief Executive Officer and Chairman of the Board of Beta Med Pharmaceuticals, Inc., a start-up manufacturer of parenteral products.

  Mr. Oates has been Vice President--Engineering of the Company since July 1992. From 1982 to July 1992, he was employed by Westinghouse Electric Corporation's Science & Technology Center, serving as the Manager of Communication Systems, Sensor Development and Electro-optic Systems.

  Mr. Bevevino has been Chief Financial Officer and Controller of the Company since November 1994. Mr. Bevevino joined the Company in 1988, serving as Manager of Cost Accounting until 1990 when he was elected Controller. Prior to joining the Company, Mr. Bevevino worked for five years as an accountant in various auditing capacities at Ernst & Young LLP.

  Mr. Barry has been a director of the Company since August 1995. Currently he is Vice Chairman of AMSCO International, Inc. ("AMSCO"), a manufacturer of surgical sterilization equipment. He served as President and Chief Executive Officer of AMSCO from October 1994 through July 1995 and Senior Vice President--Financial and Planning (CFO) of AMSCO from April 1993 to October 1994. Prior thereto he served in various executive and consulting capacities with AMSCO since 1981; he has been a director of AMSCO since 1991. He is also a director of Tollgrade Communications, Inc., a designer and marketer of proprietary products used by telephone companies in their diagnosis of lines containing both copper and fiber optics.

  Dr. Cotter has been a director of the Company since February 1989. Since 1985 he has been President of Healthcare Decisions, Inc., a Massachusetts health care and biotechnology consulting firm specializing in corporate development, strategic planning and acquisitions. For nineteen years prior to joining Healthcare Decisions he was employed by Corning Glass Works, where he held various management positions in research, product development and clinical information systems. Dr. Cotter is also a director of Applied Microbiology, Inc., a developer, manufacturer and marketer of antimicrobial food preservatives and specialty medical food products.

  Mr. Hardie has been a director of the Company since November 1991. He is a lawyer and a partner of Reed Smith Shaw & McClay, a law firm with principal offices in Pittsburgh, Washington and Philadelphia, which since 1988 has performed legal services for the Company. Mr. Hardie has been a partner of that firm since 1962. He is a Director of Access Corporation, a marketer and developer of document and image handling systems and related software. He is also a director of a number of other corporations the securities of which are not publicly traded.

  Mr. Lawyer has been a director since November 1994. Since 1988, he has been President and Chief Executive Officer and a Director of Chatwins Group, Inc. ("CGI"), headquartered in Pittsburgh, Pennsylvania, which designs, manufactures and markets a broad range of fabricated and machined parts and products, in a variety of industries primarily to original equipment manufacturers. From 1986 to 1988 he was President and Chief Executive Officer and a Director of CP Industries, a predecessor company of CGI. Prior thereto, he held various operations, marketing, sales, finance and strategic planning positions for U.S. Steel Corporation for 17 years.

  Dr. Magovern has been a director of the Company since 1983 and was Chairman of the Board from November 1986 until November 1994. Since 1968 Dr. Magovern has been director of the Department of Surgery, Allegheny General Hospital, a 736-bed, acute care teaching hospital in Pittsburgh. He has been affiliated with Cardio-Thoracic Surgical Associates, Inc., a professional corporation, since 1970. He has been a Clinical Associate Professor of Surgery at the University of Pittsburgh School of Medicine and is currently a Professor of Surgery at the Medical College of Pennsylvania. Dr. Magovern has participated in the development of the application of bio-engineering to cardiac and thoracic surgery at Allegheny General Hospital.

  Mr. Zau has been a director of the Company since July 1984. Since prior to 1984, Mr. Zau has been the Managing Director of Micro Electronics, Ltd., a privately-held manufacturer of electrical components located in Hong Kong and a shareholder in the Company. He currently serves as director of several other privately-held entities in Hong Kong. He resides in Hong Kong.

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table shows the number of shares of Common Stock beneficially owned by each director of the Company, the Chief Executive Officer and the four other executive officers, and by all directors and executive officers of the Company as a group, as of March 25, 1996. It also shows the number of shares beneficially owned and to be sold by each Selling Stockholder. Management of the Company does not know of any other person who beneficially owned as of such date more than five percent of the outstanding shares of the Company's Common Stock. As used herein, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). A person is deemed, as of any date, to have "beneficial ownership" of any security that the person has the right to acquire within 60 days after that date. Except as otherwise indicated, each of the persons listed has sole investment and voting power with respect to the shares indicated.

                                       SHARES                   SHARES TO BE
                                    BENEFICIALLY                BENEFICIALLY
                                     OWNED PRIOR    NUMBER OF    OWNED AFTER
                                     TO OFFERING     SHARES      OFFERING(1)
             NAME OF              -----------------   BEING   -----------------
        BENEFICIAL OWNER           NUMBER   PERCENT  OFFERED   NUMBER   PERCENT
        -----------------         --------- ------- --------- --------- -------
Daniel P. Barry..................         0   0.0%          0         0   0.0%
Daniel J. Bevevino (2)...........    33,600   0.2           0    33,600   0.2
Douglas A. Cotter, Ph.D. (3).....    26,356   0.2           0    26,356   0.1
Robert D. Crouch (4).............   280,000   1.6           0   280,000   1.5
James H. Hardie (3), (5).........    25,616   0.2       5,000    20,616   0.1
Joseph C. Lawyer (3), (6)........     1,272   0.0           0     1,272   0.0
George J. Magovern, M.D. (3),
(7)..............................   922,409   5.5     300,000   622,409   3.3
Gerald E. McGinnis (8)........... 1,426,784   8.3     500,000   926,784   4.8
Dennis S. Meteny (9).............   422,568   2.5      40,000   382,568   2.0
Robert M. Oates (10).............    29,750   0.2       2,117    27,633   0.2
Bernard Shou-Chung Zau (3).......   369,032   2.2      40,000   329,032   1.7
Ronald J. Zdrojkowski, Ph.D......   753,328   4.5     117,355   635,973   3.4
All of the directors and
executive officers
 as a group (12 persons)......... 4,290,715  24.3   1,004,472 3,286,243  16.7
Former shareholders of Vitalog
(11).............................    85,094   0.5      25,528    59,566   0.3

--------
(1) Assumes no exercise of the Underwriters' over-allotment option. If the over-allotment option is exercised in full, the percentage ownership of Dr. Magovern and Messrs. Hardie, McGinnis, Meteny, Oates, Zau and Zdrojkowski would be 3.2%, 0.1%, 4.3%, 2.0%, 0.1%, 1.7% and 3.3%, respectively.

(2) Includes 33,600 shares subject to currently exercisable stock options granted under the Company's stock option plans.

(3) Includes shares subject to currently exercisable stock options granted under the Company's Non-Employee Directors' Stock Option Plan in the following amounts: Dr. Cotter, 24,016 shares; Mr. Hardie, 12,016 shares; Mr. Lawyer, 1,272 shares; Dr. Magovern, 24,016 shares; and Mr. Zau, 24,016 shares.

(4) Includes 200,000 shares subject to currently exercisable stock options granted under the Company's stock option plans.

(5) Includes 13,000 shares of the Company's Common Stock held by a partnership in which Mr. Hardie is the general partner. Does not include 14,000 shares owned by Mr. Hardie's wife, as to which he disclaims any beneficial ownership.

(6) Does not include 550 shares held by Mr. Lawyer's wife, as to which he disclaims beneficial ownership.

(7) Includes 801,383 shares held jointly with Dr. Magovern's wife, as to which voting and investment power is shared, 33,500 shares held by the Magovern Grandchildren's Trust of which Dr. Magovern and his wife are the trustees, 55,000 shares held by the Magovern Equalization Trust of which Dr. Magovern and his wife are the trustees and 8,510 shares held by the Magovern Family Foundation Trust of which Dr. Magovern and his wife are the Trustees. Dr. Magovern's business address is 320 E. North Ave., Pittsburgh, PA 15212. Does not include 117,647 shares, all or part of which Dr. Magovern has the right to acquire in exchange for interests in the partnership which owns such shares.

(8) Includes 992,384 shares held jointly with Mr. McGinnis' wife, as to which voting and investment power is shared. Also includes 385,000 shares which would be outstanding upon the exercise of currently exercisable stock options granted to Mr. McGinnis. Also includes 34,400 shares held in the Gerald E. McGinnis Charitable Trust. Does not include 106,000 shares held by Mr. McGinnis' wife, as to which Mr. McGinnis disclaims beneficial ownership. Mr. McGinnis' business address is 1001 Murry Ridge Drive, Murrysville, PA 15668.

(9) Includes 184,000 shares held jointly with Mr. Meteny's wife, as to which voting and investment power is shared, and 4,000 shares held by Mr. Meteny's minor children, as to which he controls voting and investment power. Also includes 112,000 shares subject to currently exercisable stock options granted under the Company's stock option plans.

(10) Includes 28,750 shares subject to currently exercisable stock options granted under the Company's stock option plans.

(11) Zeala Dunlop-Miles, Laughton E. Miles and a trust of which they are the trustees, and a maximum of five other persons, all former Vitalog shareholders, are selling an aggregate of 25,528 shares of the 85,094 shares of Common Stock they received in the acquisition of Vitalog by the Company. None of the former Vitalog shareholders owns more than 1% of the outstanding shares of Common Stock.

  The information presented is based upon the knowledge of management and, in the case of the named individuals, upon information furnished by them.

                                 UNDERWRITING

  Subject to the terms and the conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, Alex. Brown & Sons Incorporated, Cowen & Company and Parker/Hunter Incorporated, have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                       NUMBER OF
     UNDERWRITER                                                        SHARES
     -----------                                                       ---------
Alex. Brown & Sons Incorporated.......................................   743,334
Cowen & Company.......................................................   743,333
Parker/Hunter Incorporated............................................   743,333
Dillon, Read & Co. Inc................................................   120,000
Smith Barney Inc......................................................   120,000
Arthurs, Lestrange & Company Incorporated.............................    80,000
Dain Bosworth Incorporated............................................    80,000
McDonald & Company Securities, Inc....................................    80,000
Rodman & Renshaw, Inc.................................................    80,000
Sutro & Co. Incorporated..............................................    80,000
Tucker Anthony Incorporated...........................................    80,000
Wheat, First Securities, Inc..........................................    80,000
                                                                       ---------
     Total............................................................ 3,030,000
                                                                       =========

  The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of the Common Stock offered hereby if any such shares are purchased.

  The Company and the Selling Stockholders have been advised by the Representatives of the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.62 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the public offering, the offering price and other selling terms may be changed by the Representatives of the Underwriters.

  The Company and two Selling Stockholders have granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 454,500 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 3,030,000, and the Company and such Selling Stockholders will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 3,030,000 shares are being offered.

  In connection with this offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on the Nasdaq National Market may engage in passive market making on Nasdaq in accordance with Rule 10b-6A under the Exchange Act during the two business day period before the commencement of the offers of sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

  The Company, its officers and directors, and certain Selling Stockholders, beneficially owning in the aggregate approximately 3,300,000 shares of Common Stock, have agreed not to offer, sell or otherwise dispose of any such Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of Alex. Brown & Sons Incorporated, on behalf of the Representatives of the Underwriters.

                                 LEGAL MATTERS

  Legal matters in connection with the sale of the shares offered by this Prospectus are being passed upon for the Company and the Selling Stockholders by Reed Smith Shaw & McClay, James H. Reed Building, 435 Sixth Avenue, Pittsburgh, Pennsylvania 15219. James H. Hardie, a director of the Company and a Selling Stockholder, is a partner of Reed Smith Shaw & McClay and is the beneficial owner of 25,616 shares of Common Stock. Certain legal matters in connection with the sale of the shares offered by this Prospectus are being passed upon for the Underwriters by Ropes & Gray, One International Place, Boston, Massachusetts 02110.

                                    EXPERT

  The consolidated financial statements of the Company at June 30, 1995 and 1994, and for each of the three years in the period ended June 30, 1995, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents heretofore filed with the Commission by the Company are incorporated in this Prospectus by reference and made a part hereof:

  (1) The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995, filed pursuant to Section 13 of the Exchange Act.

  (2) The Company's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1995 and December 31, 1995, filed pursuant to Section 13 of the Exchange Act.

  (3) The description of the Common Stock set forth in the Company's Registration Statement on Form 8-A, effective May 12, 1988, including all reports updating such description.

  Each document or report subsequently filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such document or report. Any statement contained herein, or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to any person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents. Written requests should be directed to:
Investor Relations, Respironics, Inc., 1001 Murry Ridge Drive, Murrysville, PA 15668. Telephone requests may be directed to the Company at (412) 733-0209.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors.............................................. F-2
Consolidated Balance Sheets................................................. F-3
Consolidated Statements of Operations....................................... F-4
Consolidated Statements of Cash Flows....................................... F-5
Consolidated Statements of Shareholders' Equity............................. F-6
Notes to Consolidated Financial Statements.................................. F-7

                        REPORT OF INDEPENDENT AUDITORS

Board of Directors
Respironics, Inc.

  We have audited the accompanying consolidated balance sheets of Respironics, Inc. and subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Respironics, Inc. and subsidiaries at June 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.

  As discussed in Note A to the consolidated financial statements, the Company changed its method of accounting for income taxes in 1994.

                                          Ernst & Young LLP

Pittsburgh, Pennsylvania
September 11, 1995

                       RESPIRONICS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                JUNE 30         DECEMBER 31
                                           1994        1995        1995
                                        ----------- ----------- -----------
                                                                (UNAUDITED)
                ASSETS
CURRENT ASSETS
  Cash and short-term investments...... $12,384,054 $16,126,904 $ 9,792,908
  Trade accounts receivable, less
   allowance for doubtful accounts of
   $525,000, $700,000 and $850,000.....  15,011,285  19,448,187  25,026,073
  Refundable income taxes..............   1,787,265         -0-         -0-
  Inventories..........................   7,833,755  13,136,664  17,300,722
  Prepaid expenses and other...........   1,168,167   1,951,358   2,338,969
  Deferred income tax benefits.........   2,021,776   2,200,595   2,200,595
                                        ----------- ----------- -----------
      TOTAL CURRENT ASSETS.............  40,206,302  52,863,708  56,659,267
PROPERTY, PLANT AND EQUIPMENT
  Land.................................   2,417,334   2,589,117   2,773,246
  Building.............................   7,713,405   8,674,675   8,779,610
  Machinery and equipment..............  10,849,230  14,155,510  15,762,719
  Furniture and office equipment.......   7,240,447   9,394,000  10,681,202
  Leasehold improvements...............     519,744     577,175     979,717
                                        ----------- ----------- -----------
                                         28,740,160  35,390,477  38,976,494
  Less allowances for depreciation and
   amortization........................  11,929,911  15,443,041  17,207,404
                                        ----------- ----------- -----------
                                         16,810,249  19,947,436  21,769,090
  Funds held in trust for construction
   of new facility.....................     680,372     710,929     729,087
OTHER ASSETS...........................   1,220,297   2,668,592   3,024,794
COST IN EXCESS OF NET ASSETS OF
BUSINESS ACQUIRED......................         -0-   1,847,905   1,769,271
                                        ----------- ----------- -----------
                                        $58,917,220 $78,038,570 $83,951,509
                                        =========== =========== ===========
 LIABILITIES AND SHAREHOLDERS' EQUITY
   CURRENT LIABILITIES
  Accounts payable..................... $ 3,086,776 $ 4,858,554 $ 3,974,185
  Accrued compensation and related
   expenses............................   3,055,420   3,827,187   2,932,812
  Accrued expenses.....................   1,968,977   2,694,298   3,479,913
  Income taxes.........................     658,364   1,572,121   1,633,650
  Current portion of long-term
   obligations.........................     404,866     498,150     492,729
                                        ----------- ----------- -----------
      TOTAL CURRENT LIABILITIES........   9,174,403  13,450,310  12,513,289
LONG-TERM OBLIGATIONS..................   4,854,440   5,537,996   5,241,953
MINORITY INTEREST......................     664,268     681,068     646,199
COMMITMENTS
SHAREHOLDERS' EQUITY
  Common Stock, $.01 par value;
    authorized 40,000,000 shares;
    issued and outstanding
    16,344,690 shares at June 30, 1994,
    16,744,785 shares at June 30, 1995,
    and 16,851,860 shares at
    December 31, 1995..................     163,446     167,448     168,519
  Additional capital...................  16,790,919  19,254,977  19,706,538
  Retained earnings....................  27,269,744  38,946,771  45,675,011
                                        ----------- ----------- -----------
      TOTAL SHAREHOLDERS' EQUITY.......  44,224,109  58,369,196  65,550,068
                                        ----------- ----------- -----------
                                        $58,917,220 $78,038,570 $83,951,509
                                        =========== =========== ===========

See notes to consolidated financial statements.

                       RESPIRONICS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                  YEAR ENDED JUNE 30             SIX MONTHS ENDED DECEMBER 31
                             1993         1994         1995           1994            1995
                          -----------  -----------  -----------  --------------  --------------
                                                                          (UNAUDITED)
Net sales...............  $69,285,613  $78,171,028  $99,450,333  $   45,537,612  $   56,915,794
Cost of goods sold......   32,113,280   34,830,308   43,077,158      19,659,362      24,895,319
                          -----------  -----------  -----------  --------------  --------------
                           37,172,333   43,340,720   56,373,175      25,878,250      32,020,475
General and
administrative
 expenses...............   10,580,602   10,027,842   14,050,071       6,811,820       7,847,827
Sales, marketing and
 commission expenses....   12,313,483   15,069,159   17,696,059       8,298,675       9,513,054
Research and development
 expenses...............    3,555,903    4,794,242    7,077,216       3,060,328       4,061,333
Nonrecurring charges....          -0-    7,086,085          -0-             -0-             -0-
Interest expense........      175,843      171,223      193,550          95,943         100,595
Other income............     (549,635)    (624,180)  (1,178,685)       (509,783)       (532,235)
                          -----------  -----------  -----------  --------------  --------------
                           26,076,196   36,524,371   37,838,211      17,756,983      20,990,574
                          -----------  -----------  -----------  --------------  --------------
      INCOME BEFORE
      INCOME TAXES......   11,096,137    6,816,349   18,534,964       8,121,267      11,029,901
Income taxes............    3,717,206    2,075,105    6,857,937       3,004,871       4,301,661
                          -----------  -----------  -----------  --------------  --------------
      NET INCOME........  $ 7,378,931  $ 4,741,244  $11,677,027  $    5,116,396  $    6,728,240
                          ===========  ===========  ===========  ==============  ==============
Earnings per Share......  $      0.43  $      0.27  $      0.67  $         0.29  $         0.38
                          ===========  ===========  ===========  ==============  ==============
Weighted Average Number
 of Shares Used in
 Computing Earnings Per
 Share..................   17,318,606   17,280,680   17,532,422      17,346,028      17,730,325

See notes to consolidated financial statements.

                       RESPIRONICS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    SIX MONTHS ENDED
                                   YEAR ENDED JUNE 30                  DECEMBER 31
                                    1993         1994         1995         1994         1995
                                -----------  -----------  -----------  -----------  ----------
                                                                      (UNAUDITED)
OPERATING ACTIVITIES
  Net income..................   $ 7,378,931  $ 4,741,244  $11,677,027  $ 5,116,396  $6,728,240
  Adjustments to
   reconcile net income to
   net cash provided by
   operating activities:
    Depreciation and
     amortization.............     3,858,339    3,571,500    3,831,793    1,956,623   1,842,997
    Provision for
     deferred income taxes....  (1,390,181)     191,763     (178,819)         -0-         -0-
    Provision for losses
     on write-off of
     equipment................          -0-      270,791          -0-          -0-         -0-
    Provision for losses
     on accounts
     receivable...............      100,000       75,000      175,000       75,000     150,000
    Loss on sale of
     equipment................          -0-          -0-       35,719          -0-         -0-
    Provision for
     nonrecurring charges.....          -0-    5,120,000          -0-          -0-         -0-
    Changes in operating
     assets and
     liabilities:
      Increase in
       accounts receivable....   (2,198,685)  (3,812,916)  (4,515,077)  (2,793,514) (5,727,886)
      (Increase) decrease in
       refundable income
       taxes..................          -0-   (1,787,265)   1,787,265    1,787,265         -0-
      Increase in
       inventories and prepaid
       expenses...............     (705,007)  (1,057,575)  (5,770,417)  (2,387,016) (4,551,669)
      Decrease (increase) in
       other assets...........      289,908     (949,001)  (1,448,295)     (73,948)   (356,202)
      Increase (decrease) in
       accounts payable.......    1,547,383     (738,842)   1,680,521     (765,318)   (884,369)
      Increase (decrease) in
       accrued compensation
       and related expenses...     1,642,235     (947,563)     764,557      (36,256)   (894,375)
      (Decrease) increase in
       accrued expenses.......      (42,716)     528,074      516,442      447,217     785,615
      Increase (decrease) in
       accrued income taxes...      188,668     (636,912)     912,999      (31,624)     61,529
                                -----------  -----------  -----------  -----------  ----------
      NET CASH PROVIDED
      (USED) BY
      OPERATING
      ACTIVITIES..............   10,668,875    4,568,298    9,468,715    3,294,825  (2,846,120)
INVESTING ACTIVITIES
  Purchase of property,
   plant and equipment........   (6,362,511)  (7,734,854)  (6,940,667)  (2,961,843) (3,586,017)
  Proceeds from sale of
   equipment..................          -0-          -0-        5,503          -0-         -0-
  Increase in funds held
   in trust for
   construction of new
   facility...................          -0-     (680,372)     (30,557)     (12,595)    (18,158)
  Acquisition of a
   business, net of cash
   acquired...................          -0-          -0-     (745,433)         -0-         -0-
                                -----------  -----------  -----------  -----------  ----------
      NET CASH USED BY
      INVESTING
      ACTIVITIES..............   (6,362,511)  (8,415,226)  (7,711,154)  (2,974,438) (3,604,175)
FINANCING ACTIVITIES
  Proceeds from long-
   term obligations...........          -0-      978,396    1,132,760          -0-         -0-
  Reduction in long-term
   obligations................     (263,601)    (382,508)    (355,920)    (233,028)   (301,464)
  Issuance of common
   stock......................      377,962      335,280    1,191,649      400,305     452,632
  Increase (decrease) in
   minority interest..........          -0-      664,268       16,800        4,601     (34,869)
                                -----------  -----------  -----------  -----------  ----------
      NET CASH PROVIDED
      BY FINANCING
      ACTIVITIES..............      114,361    1,595,436    1,985,289      171,878     116,299
                                -----------  -----------  -----------  -----------  ----------
      INCREASE (DECREASE) IN
      CASH AND SHORT-TERM
      INVESTMENTS.............    4,420,725   (2,251,492)   3,742,850      492,265  (6,333,996)
Cash and short-term
 investments at beginning
 of period....................   10,214,821   14,635,546   12,384,054   12,384,054  16,126,904
                                -----------  -----------  -----------  -----------  ----------
CASH AND SHORT-TERM
INVESTMENTS AT END
OF PERIOD.....................  $14,635,546  $12,384,054  $16,126,904  $12,876,319  $9,792,908
                                ===========  ===========  ===========  ===========  ==========

See notes to consolidated financial statements.

                       RESPIRONICS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                             COMMON STOCK
                          -------------------
                                              ADDITIONAL    RETAINED
                            SHARES    AMOUNT    CAPITAL      EARNINGS     TOTAL
                          ---------- -------- -----------  ----------- -----------
Balance at July 1, 1992
 as previously reported.   8,065,907 $ 80,659 $16,160,464  $15,149,569 $31,390,692
Two-for-one stock split.   8,065,907   80,659     (80,659)         -0-         -0-
                          ---------- -------- -----------  ----------- -----------
  BALANCE AT JULY 1,
  1992 AS ADJUSTED......  16,131,814  161,318  16,079,805   15,149,569  31,390,692
Net income for the year
 ended June 30, 1993....         -0-      -0-         -0-    7,378,931   7,378,931
Shares sold pursuant to
 stock option plans.....      89,346      894     343,668          -0-     344,562
Shares sold pursuant to
 consulting  agreement..       8,000       80      33,320          -0-      33,400
                          ---------- -------- -----------  ----------- -----------
  BALANCE AT JUNE 30,
  1993..................  16,229,160  162,292  16,456,793   22,528,500  39,147,585
Net income for the year
 ended June 30, 1994....         -0-      -0-         -0-    4,741,244   4,741,244
Shares sold pursuant to
 stock option plans.....     107,530    1,074     289,526          -0-     290,600
Shares sold pursuant to
consulting  agreement...       8,000       80      44,600          -0-      44,680
                          ---------- -------- -----------  ----------- -----------
  BALANCE AT JUNE 30,
  1994..................  16,344,690  163,446  16,790,919   27,269,744  44,224,109
Net income for the year
 ended June 30, 1995....         -0-      -0-         -0-   11,677,027  11,677,027
Shares sold pursuant to
 stock option plans.....     315,001    3,150   1,188,499          -0-   1,191,649
Acquisition of a
 business...............      85,094      852   1,275,559          -0-   1,276,411
                          ---------- -------- -----------  ----------- -----------
  BALANCE AT JUNE 30,
  1995..................  16,744,785  167,448  19,254,977   38,946,771  58,369,196
Net income for the six
 months ended  December
 31, 1995 (unaudited)...         -0-      -0-         -0-    6,728,240   6,728,240
Shares sold pursuant to
 stock option plans
(unaudited).............     107,075    1,071     451,561          -0-     452,632
                          ---------- -------- -----------  ----------- -----------
  BALANCE AT DECEMBER
  31, 1995 (unaudited)..  16,851,860 $168,519 $19,706,538  $45,675,011 $65,550,068
                          ========== ======== ===========  =========== ===========

See notes to consolidated financial statements.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      RESPIRONICS, INC. AND SUBSIDIARIES
 (INFORMATION PERTAINING TO THE SIX MONTH PERIODS ENDED DECEMBER 31, 1994 AND
                              1995 IS UNAUDITED.)

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation: The consolidated financial statements include the accounts of Respironics, Inc. (the Company), its consolidated wholly owned foreign subsidiary, Respironics (HK) Ltd., its wholly owned domestic subsidiary, RIC Investments, Inc., and a foreign joint venture in which it holds a 51% equity investment. The joint venture partner's 49% equity interest is included in the Company's financial statements as minority interest. All significant intercompany accounts and transactions have been eliminated in consolidation.

  Revenue Recognition: Revenue is recognized from sales when a product is shipped.

  Inventories: Inventories are valued at the lower of cost (first-in, first-out) or market.

  Property, Plant and Equipment: Property, plant and equipment is recorded on the basis of cost. Depreciation is computed using the straight-line method based upon the estimated useful lives of the respective assets, except for assets under capital leases which are depreciated using the straight-line method over the shorter of the lease term or the estimated useful lives of such assets. Amortization of assets under capital leases is included in depreciation expense.

  Income Taxes: Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards #109, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when differences are expected to reverse. The Company has elected not to restate the consolidated financial statements of any prior years. The cumulative effect of the adoption and the effect of the adoption on the results of operations for the year ended June 30, 1994 were not material.

  The Company does not provide for federal income taxes on the undistributed earnings of its foreign subsidiary (other than deemed dividends which are taxed currently) because such earnings are reinvested and, in the opinion of management, will continue to be reinvested indefinitely.

  Foreign Currency Translation: The Company follows Statement of Financial Accounting Standards No. 52 for the translation of the accounts of its foreign subsidiary, Respironics (HK) Ltd., and its joint venture. Foreign currency assets and liabilities are translated into United States dollars at the rate of exchange existing at the statement date or historical rates depending upon the nature of the account. Income and expense amounts are translated at the average of the monthly exchange rates. Adjustments resulting from these translations are immaterial.

  Stock Split: In February 1995, the Company's Board of Directors declared a two-for-one stock split of the Company's common stock, distributing on March 17, 1995 one additional share of common stock for each share held of record on March 3, 1995. All agreements concerning stock options were amended to provide for issuance of two shares of common stock for every one share issuable prior to the split. An amount equal to the par value of the shares issued was transferred from additional capital to the common stock account. This transfer has been reflected in the consolidated statements of changes in shareholders' equity at July 1, 1992. All references to number of shares, except shares authorized, and to per-share information in the consolidated financial statements have been adjusted to reflect the stock split on a retroactive basis.

  Stock Options: Stock options are granted to certain employees and certain members of the Company's Board of Directors at fair market value on the date of the grant. Proceeds from the exercise of common stock options are credited to shareholders' equity at the date the options are exercised. There are no charges or credits to income with respect to these options.

  Earnings per Share: Earnings per share is based on the weighted average number of shares outstanding during each year and the assumed exercise of dilutive stock options (less the number of treasury shares assumed to be purchased with the proceeds using the average market price of the Company's common stock for primary earnings per share and the higher of the ending market price or average market price for fully diluted earnings per share).

  Cash and Short-Term Investments: The Company considers all highly liquid investments with a maturity of 90 days or less when purchased to be cash and short-term investments.

  Capitalized Software Development Costs: In 1994, the Company commenced development of software to be included in certain of its new products. Software development costs have been capitalized and will be amortized to the cost of product revenues over the estimated economic lives of the products that will include such software. The products that include such software are expected to be introduced for sale during the year ending June 30, 1996. Total capitalized software development costs were $675,000, $1,982,000 and $2,552,000 at June 30, 1994, June 30, 1995, and December 31, 1995,
respectively.

NOTE B--SHORT-TERM INVESTMENTS

  Short-term investments consist primarily of money market accounts and certificates of deposit issued by large commercial banks located in the United States and Hong Kong. These investments are readily convertible to cash and are stated at cost which approximates market.

NOTE C--INVENTORIES

  Inventories consisted of the following:

                                                     JUNE 30         DECEMBER 31
                                                 1994       1995        1995
                                              ---------- ----------- -----------
                                                                     (UNAUDITED)
   Raw materials............................. $5,268,039 $ 7,960,573 $12,821,590
   Work-in-process...........................    818,400   1,105,010   1,496,414
   Finished goods............................  1,747,316   4,071,081   2,982,718
                                              ---------- ----------- -----------
                                              $7,833,755 $13,136,664 $17,300,722
                                              ========== =========== ===========

NOTE D--LONG TERM OBLIGATIONS

  Long-term obligations consisted of:

                                                     JUNE 30        DECEMBER 31
                                                 1994       1995       1995
                                              ---------- ---------- -----------
                                                                    (UNAUDITED)
   1989 Economic Development Revenue Bonds,
    variable interest rate (effective rate
    of 6.38%, including letter of credit and
    remarketing fees, at December 31, 1995),
    principal payable in annual installments
    of $100,000 through 1996 and $200,000
    thereafter through 2004.................  $2,000,000 $1,900,000 $1,800,000
   Industrial Development Authority Loan,
    payable in monthly installments of
    $13,777, including interest at 3%,
    through June 2005.......................   1,528,469  1,407,312  1,345,358
   Redevelopment Authority Loan, payable in
    quarterly installments of $14,533,
    including interest at 5%, through June
    2005....................................     514,172    481,137    463,994
   Capital lease obligation, payable in
    quarterly installments of $19,834
    including interest at a floating rate
    (2.25% at December 31, 1995) through
    June 1997...............................     201,353    131,581     95,245
   Redevelopment Authority Loan, payable in
    monthly installments of $6,296,
    including interest at 2%, through July
    2009....................................     978,395    921,894    893,217
   Capital lease obligation, payable in
    monthly installments of $1,860,
    including interest at 4.60%, through
    January 1996............................      36,917     13,889      2,005
   Industrial Development Authority Loan,
    payable in monthly installments of
    $7,289, including interest at 2%,
    through March 2010......................         -0-  1,132,240  1,099,487
   Capital lease obligation, payable in
    monthly installments of $2,284,
    including interest at 4.62%, through
    April 1997..............................         -0-     48,093     35,376
                                              ---------- ---------- ----------
                                               5,259,306  6,036,146  5,734,682
   Less current portion.....................     404,866    498,150    492,729
                                              ---------- ---------- ----------
                                              $4,854,440 $5,537,996 $5,241,953
                                              ========== ========== ==========

  The Economic Development Revenue Bonds, the Industrial Development Authority Loans, and the Redevelopment Authority Loans are secured by mortgages upon the Company's headquarters and manufacturing facility in Murrysville, Pennsylvania. Proceeds from the bonds and the loans were used to finance the construction and expansion of the facility. The Company is required to meet certain financial covenants in connection with these obligations, including those relating to current ratio, ratio of total liabilities to tangible net worth, and minimum tangible net worth. At June 30, 1994, June 30, 1995 and December 31, 1995 the Company was in compliance with these covenants.

  The Company is a party to capital lease agreements with commercial banks relating to certain of its fixed assets. The lease terms are two to four years with options for the Company to purchase the assets at the end of the lease. Assets under capital leases at June 30, 1995 and December 31, 1995 consist of machinery and equipment and office equipment with a net book value of $149,228 and $94,863, respectively. Capital lease obligations incurred are considered non-cash items and, accordingly, are not considered in the consolidated statements of cash flows. Capital lease obligations incurred were $52,265 for the year ended June 30, 1995, and there were none incurred for the six month period ended December 31, 1995.

  The Company also has $1,250,000 available under a line of credit facility with a commercial bank at the bank's prime rate until the expiration date of October 31, 1996. Borrowings made on this line of credit are unsecured. The Company is required to meet certain financial covenants under this line of credit relating to current ratio, the ratio of total liabilities to tangible net worth and a minimum tangible net worth. There were no outstanding borrowings under this credit facility.

  Scheduled maturities of long-term obligations for the six months ended June 30, 1996 and the next five years are as follows:


                            MATURITIES OF MINIMUM LEASE  INTEREST ON
                                LONG-     PAYMENTS UNDER   CAPITAL
                              TERM DEBT   CAPITAL LEASES   LEASES      TOTAL
                            ------------- -------------- ----------- ----------
   Six months ended June
   30, 1996................  $  143,193      $ 55,381      $(3,043)  $  195,531
   1997....................     492,623        82,343       (2,055)     572,911
   1998....................     500,847           -0-          -0-      500,847
   1999....................     509,516           -0-          -0-      509,516
   2000....................     518,370           -0-          -0-      518,370
   2001....................     527,507           -0-          -0-      527,507
   Thereafter..............   2,910,000           -0-          -0-    2,910,000
                             ----------      --------      -------   ----------
   Total...................  $5,602,056      $137,724      $(5,098)  $5,734,682
                             ==========      ========      =======   ==========

  Interest paid was $180,421, $167,718 and $194,220 for the years ended June 30, 1993, 1994, and 1995, respectively and was $93,790 and $100,892 for the six months ended December 31, 1994 and 1995, respectively.

NOTE E--INCOME TAXES

                                                    YEAR ENDED JUNE 30
                                                1993         1994       1995
                                             -----------  ---------- ----------
   Income taxes consisted of:
    Current:
     Federal................................ $ 3,988,590  $1,509,015 $5,379,275
     Foreign................................      94,746      60,112    197,943
     State..................................   1,024,051     314,214  1,459,538
                                             -----------  ---------- ----------
                                               5,107,387   1,883,341  7,036,756
    Deferred:
     Federal................................  (1,071,993)    151,826   (165,132)
     State..................................    (318,188)     39,938    (13,687)
                                             -----------  ---------- ----------
                                              (1,390,181)    191,764   (178,819)
                                             -----------  ---------- ----------
     TOTAL INCOME TAXES..................... $ 3,717,206  $2,075,105 $6,857,937
                                             ===========  ========== ==========

  The difference between the statutory U.S. federal income tax rate and the Company's effective income tax rate is explained below:

                                                        YEAR ENDED JUNE 30
                                                        1993     1994     1995
                                                       ------   ------   ------
   Statutory federal income tax rate..................     34%      34%      35%
   Increases (decreases):
     State taxes......................................      4        3        5
     Tax credits utilized.............................     (3)      (7)      (3)
     Tax on foreign earnings at less than the
      statutory rate..................................     (5)      (5)     -0-
     Other items, net, none of which individually
      exceeds 5% of federal income taxes at
      statutory rates.................................      3        5      -0-
                                                       ------   ------   ------
      EFFECTIVE INCOME TAX RATE.......................     33%      30%      37%
                                                       ======   ======   ======

  Deferred income tax assets consisted of the following:

                                                                 JUNE 30
                                                             1994       1995
                                                          ---------- ----------
     Deferred compensation............................... $  204,546 $      -0-
     Inventories.........................................    418,607    600,513
     Allowance for bad debts.............................    210,720    245,804
     Depreciation........................................    617,944    635,128
     Accruals............................................    555,645    673,926
     Other...............................................     14,314     45,224
                                                          ---------- ----------
     Total............................................... $2,021,776 $2,200,595
                                                          ========== ==========

  Income before income taxes consisted of the following:

                                                      YEAR ENDED JUNE 30
                                                 1993        1994       1995
                                              ----------- ---------- -----------
     United States........................... $ 9,038,558 $5,578,476 $17,935,537
     Foreign.................................   2,057,579  1,237,873     599,427
                                              ----------- ---------- -----------
     Total................................... $11,096,137 $6,816,349 $18,534,964
                                              =========== ========== ===========

  Undistributed earnings of the foreign subsidiary on which no U.S. income tax has been provided amounted to $9,537,838 at June 30, 1995.

  The Company's operation in the Peoples Republic of China is affected by an income tax holiday. Net income increased by $568,955 ($0.03 per share), $345,564 ($0.02 per share), and $339,851 ($0.02 per share) for the years ended June 30, 1993, 1994, and 1995 respectively, as a result of this income tax holiday. Under the terms of the income tax holiday, the Company's operation in the Peoples Republic of China paid no income tax for the years ended June 30, 1993 and 1994. The income tax rate increased to 7.5% for the year ended June 30, 1995 and will remain at 7.5% for years ending June 30, 1996 and 1997 and will then increase to 15% for years thereafter. The applicable statutory income tax rate in the Peoples Republic of China is approximately 33%.

  Income taxes paid were $4,918,719, $4,620,928, and $4,335,733 for the years ended June 30, 1993, 1994, and 1995, respectively and were $3,036,495 and $4,240,132 for the six months ended December 31, 1994 and 1995, respectively.

NOTE F--STOCK OPTION PLANS

  The Company has the 1984 Incentive Stock Option Plan (the "1984 Plan") which provided options to eligible employees to purchase common stock over five or ten years at fair market value at the time of the grant. Options become exercisable one year from the date of the grant at a rate not exceeding 25% per year (subject to possible acceleration in certain circumstances). The Company reserved shares of its common stock and authorized options to purchase 3,400,000 shares of common stock under the 1984 Plan. The 1984 Plan terminated as to new grants on December 31, 1993.

  Pertinent information regarding options under the 1984 Plan follows:

                                             OPTION SHARES
                             -------------------------------------------------
                                                              SIX MONTHS ENDED
                                  YEAR ENDED JUNE 30            DECEMBER 31
                               1993       1994       1995           1995
                             ---------  ---------  ---------  ----------------
                                                                (UNAUDITED)
   Outstanding at beginning
   of period................ 1,330,562  1,277,860  1,298,466      929,314
   Granted:
    $ 8.25 per share........     5,000        -0-        -0-          -0-
    $ 8.32 per share........       -0-      2,000        -0-          -0-
    $ 9.25 per share........       -0-    132,000        -0-          -0-
    $10.07 per share........   104,362        -0-        -0-          -0-
    $10.38 per share........     1,000        -0-        -0-          -0-
   Exercised:
    $ 1.00 per share........   (12,400)   (10,100)    (2,000)        (400)
    $ 1.38 per share........    (6,400)   (46,600)   (80,000)      (2,000)
    $ 2.82 per share........    (9,800)   (11,800)   (18,300)      (2,956)
    $ 4.50 per share........   (48,920)   (34,610)  (187,250)     (77,972)
    $ 5.41 per share........       -0-        -0-       (600)         -0-
    $ 6.22 per share........   (11,426)    (4,420)   (20,696)      (6,787)
    $ 8.32 per share........       -0-        -0-        -0-         (500)
    $10.07 per share........       -0-        -0-     (1,580)      (1,600)
   Canceled.................   (74,118)    (5,864)   (58,726)      (2,100)
                             ---------  ---------  ---------      -------
   Outstanding at end of
   period................... 1,277,860  1,298,466    929,314      834,999
                             =========  =========  =========      =======
   Exercisable at end of
   period...................   911,866    802,758    749,134      738,354
                             =========  =========  =========      =======
   Shares available for
   future grant.............   191,236        -0-        -0-          -0-
                             =========  =========  =========      =======

  The Company also has the 1992 Stock Incentive Plan (the "1992 Plan") which was approved by the Company's shareholders in November 1992. Under the 1992 Plan, eligible employees may receive options to purchase common stock over ten years at option prices that may not be less than fair market value at the date of grant. Stock options granted under the 1992 Plan become exercisable no sooner than six months from grant date (subject to possible acceleration under certain circumstances) and such options may include cash payment rights. Eligible employees may also receive awards of restricted shares of the Company's common stock under the 1992 Plan. The aggregate number of options and restricted shares which may be issued under the 1992 Plan is 1,000,000. Options to purchase 106,960 shares at $9.88 per share were granted during the year ended June 30, 1994 and options to purchase 52,752 shares at $16.25 per share and 5,000 shares at $13.38 per share were granted during the year ended June 30, 1995. Options to purchase 2,575 shares at $9.88 per share were exercised during the year ended June 30, 1995. Options to purchase 60 shares at $9.88 per share were exercised during the six months ended December 31, 1995. Options to purchase 5,050 shares were canceled during the year ended June 30, 1995. Options to purchase 1,000 shares were cancelled during the six months ended December 31, 1995. At June 30, 1995, total options to purchase 157,087 shares were outstanding under the 1992 Plan, of which 23,628 were exercisable. At December 31, 1995, total options to purchase 156,027 shares were outstanding under the 1992 Plan, of which 25,019 were exercisable.

  In connection with an initial public offering that was completed in June 1988, an officer of the Company exchanged his rights in certain non-patented products for an option to purchase 400,000 shares of common stock at a price of $1.88 per share. The option to purchase 80,000 of the shares was exercisable immediately, and options to purchase 80,000 shares became exercisable on each of June 30, 1989, 1990, 1991, and 1992. The option will be exercisable for a maximum period of ten years after grant. Options to purchase 15,000 shares were exercised during the six months ended December 31, 1995.

  In November 1991, the Company's shareholders approved the adoption of the 1991 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"). The aggregate number of shares which may be issued and as to which grants of options may be made under the Directors' Plan is 200,000. All options under the Directors' Plan are granted to members of the Company's Board of Directors who are not employees of the Company. Such options are granted at fair market value on the date of grant.

  Under the provisions of the Directors' Plan, in November 1991 each of the four non-employee directors who had been non-employee directors for at least two years prior to the approval of the Directors' Plan received a one-time option to purchase 10,000 shares at an option price of $6.13 per share. In addition, each of the five non-employee directors (regardless of years of service) received an option to purchase 5,100 shares at an option price of $6.13 per share. In November 1992, each non-employee director received an option to purchase 5,100 shares at an option price of $10.63 per share. In November 1993, each non-employee director received an option to purchase 5,100 shares at an option price of $9.50 per share. In November 1994, each non-employee director received an option to purchase 5,100 shares at an option price of $11.25 per share. In November 1995, each non-employee director received an option to purchase 5,100 shares at $19.69 per share. In the future, each non-employee director will receive an option to purchase an additional 5,100 shares on the third business day following the Company's annual meeting of shareholders. These grants will continue until options for all the share available under the Directors' Plan have been granted.

  The one time option granted to non-employee directors with more than two years of service was exercisable in full three months after the date of grant. For all other options granted under the Directors' Plan, 25% of the shares are exercisable one year after the date of the grant, 25% are exercisable two years after the date of grant, and the remaining 50% are exercisable three years after the date of grant. All options granted under the Directors' Plan expire ten years after the date of grant. Options to purchase 2,000 shares at $6.13 per share were exercised during the year ended June 30, 1995.

NOTE G--FINANCIAL INFORMATION BY GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

                                                                    SIX MONTHS ENDED
                                  YEAR ENDED JUNE 30                   DECEMBER 31
                             1993         1994         1995         1994         1995
                         ------------  -----------  -----------  -----------  -----------
                                                                       (UNAUDITED)
NET SALES
 Hong Kong:
  Unaffiliated
   customers............ $  1,157,402  $ 1,462,292  $ 1,720,248  $   983,886  $ 1,114,715
  Interarea transfers...    9,281,661    7,312,399    8,430,823    3,945,241    4,112,123
                         ------------  -----------  -----------  -----------  -----------
                           10,439,063    8,774,691   10,151,071    4,929,127    5,226,838
 United States:
  Unaffiliated
   customers............   68,128,211   76,708,736   97,730,086   44,553,726   55,801,079
  Interarea transfers...      794,124      543,883      750,744      642,446      311,631
                         ------------  -----------  -----------  -----------  -----------
                           68,922,335   77,252,619   98,480,830   45,196,172   56,112,710
 Eliminations--
   transfers............  (10,075,785)  (7,856,282)  (9,181,568)  (4,587,687)  (4,423,754)
                         ------------  -----------  -----------  -----------  -----------
 Net Sales.............. $ 69,285,613  $78,171,028  $99,450,333  $45,537,612  $56,915,794
                         ============  ===========  ===========  ===========  ===========
OPERATING PROFIT
 Hong Kong.............. $  2,359,200  $ 1,538,966  $   877,325  $   649,632  $   431,162
 United States..........   12,411,549    9,315,357   22,239,437    9,416,007   13,363,737
                         ------------  -----------  -----------  -----------  -----------
Operating Profit........   14,770,749   10,854,323   23,116,762   10,065,639   13,794,899
 Corporate expense......    3,498,769    3,866,751    4,388,248    1,848,429    2,664,403
 Interest expense.......      175,843      171,223      193,550       95,943      100,595
                         ------------  -----------  -----------  -----------  -----------
Income Before Income
 Taxes.................. $ 11,096,137  $ 6,816,349  $18,534,964  $ 8,121,267  $11,029,901
                         ============  ===========  ===========  ===========  ===========

  Interarea transfers are accounted for at prices comparable to unaffiliated customer sales reduced by an approximation of costs not incurred on internal sales.

  The Company sells to distributors in the health care industry and closely monitors the extension of credit to both domestic and foreign customers, including obtaining and analyzing credit applications for all new accounts and maintaining an active program to contact customers promptly when invoices become past due. Sales to one customer accounting for 10% or more of net sales were $6,711,000 for the year ended June 30, 1993. Sales to another customer (accounting for 10% or more of net sales) were $8,569,000 for the year ended June 30, 1994 and $10,955,000 for the year ended June 30, 1995. Sales to the same customer (which merged with another customer in August 1995) were $5,160,000 and $9,595,000 for the six months ended December 31, 1994 and 1995.

  Additional information regarding assets and liabilities by geographic area follows:

                                                    JUNE 30         DECEMBER 31
                                               1994        1995        1995
                                            ----------- ----------- -----------
                                                                    (UNAUDITED)
   IDENTIFIABLE ASSETS
    Hong Kong.............................. $ 3,773,038 $ 5,597,154 $ 6,591,846
    United States..........................  40,738,352  54,113,917  65,366,160
                                            ----------- ----------- -----------
                                             44,511,390  59,711,071  71,958,006
    Corporate assets (primarily cash and
      short-term investments)..............  14,405,830  18,327,499  11,993,503
                                            ----------- ----------- -----------
     Total Assets.......................... $58,917,220 $78,038,570 $83,951,509
                                            =========== =========== ===========
   TOTAL ASSETS
    Hong Kong.............................. $ 9,328,819 $11,140,130 $11,497,391
    United States..........................  49,588,401  66,898,440  72,454,118
                                            ----------- ----------- -----------
                                            $58,917,220 $78,038,570 $83,951,509
                                            =========== =========== ===========
   TOTAL LIABILITIES
    Hong Kong.............................. $ 1,548,270 $ 2,712,833 $ 2,905,218
    United States..........................  13,144,841  16,956,541  15,496,223
                                            ----------- ----------- -----------
                                            $14,693,111 $19,669,374 $18,401,441
                                            =========== =========== ===========

NOTE H--RETIREMENT PLAN

  The Company has a Retirement Savings Plan which is available to all United States employees. Employees may contribute up to 15% (to a defined maximum) of their compensation. The Company matches employee contributions (up to 3% of each employee's compensation) at a 100% rate and may make discretionary contributions. The Company contributed $169,000, $357,000 and $420,000 to the plan for the years ended June 30, 1993, 1994, and 1995, respectively and $191,000 and $292,000 for the six months ended December 31, 1994 and 1995.

  The Company's current benefit program does not provide postretirement benefits to employees.

NOTE I--DISTRIBUTION AGREEMENT

  In June 1991, the Company entered into a distribution agreement with the owner of a non-invasive ventilator product. Under the terms of the agreement, the Company had the exclusive United States distribution rights for a product that was to be produced by the manufacturer. The initial term of the agreement was three years with provisions to extend the term for additional periods. A six-month extension of the initial term expired December 31, 1994. As part of the agreement, the Company paid $5,000,000 to the manufacturer, representing a partial prepayment for the product to be sold by the Company during the initial term of the agreement.

  Because of the manufacturer's repeated failures to meet stipulated requirements, particularly in assuring compliance with Good Manufacturing Practice as required by FDA law and regulations, and the Company's resulting inability to introduce the product for sale, in June 1994 the Company concluded that the ultimate realizability of the prepayment was no longer probable. Accordingly, during the quarter ended June 30, 1994, the Company recorded nonrecurring charges totaling $5,120,000 to write off the remaining balance on the prepayment and the net book value of units that had been purchased.

NOTE J--DISCONTINUANCE OF PRODUCT LINE

  In November 1993, the Company discontinued the production and sale of its BagEasy line of disposable manual resuscitators and recalled all remaining BagEasy products in distribution channels and customer inventories. Accordingly, during the quarter ended September 30, 1993, the Company recorded nonrecurring charges of $1,966,000 which included provisions for write-offs of inventories and fixed assets, the satisfaction of purchase order and compensation commitments, and costs associated with the recall.

NOTE K--JOINT VENTURE

  During the quarter ended December 31, 1993, the Company completed a 51% equity investment, totaling approximately $600,000, in a joint venture with a company located in the Peoples Republic of China. The Company believes that this joint venture will facilitate the wider distribution of the Company's products in the Peoples Republic of China and will also manufacture and distribute medical products and over-the-counter medicines in that country. The joint venture is not expected to be fully operational until the second half of fiscal year 1996.

NOTE L--ACQUISITION

  On April 6, 1995, the Company acquired Vitalog Monitoring, Inc., a California company that designs, manufactures and markets sleep monitoring and diagnostic equipment. This combination was treated for financial reporting purposes as a purchase. Vitalog's results of operations have been included in the Company's consolidated financial statements beginning April 7, 1995. Vitalog's operations were not material in relation to the Company's consolidated financial statements and pro forma financial information has therefore not been presented.

  Consideration paid was $745,000 in cash (including transactions costs) and 85,094 shares of the Company's common stock valued at $1,276,000 in exchange for the outstanding stock of Vitalog, related patents, and non-competition agreements. The cost in excess of net assets acquired was $1,887,000 and is being amortized on a straight line basis over 12 years.

NOTE M--CONTINGENCY

  The Company is a party to an action filed in a federal District Court in January 1995 in which a competitor alleges that the Company's sale in the United States of certain products infringes three of the competitor's patents. In its response to the action, the Company has denied the allegations and has separately sought a declaratory judgment that the claims under the patents are invalid and that the Company does not infringe upon the patents. Discovery in the case is continuing. The Company believes that none of its products infringe any of the patents in question in the event that any one or more of such patents should be held to be valid and enforceable, and it intends to vigorously defend this position.

NOTE N--QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

  Following are the unaudited quarterly results of operations for the fiscal years ended June 30, 1994, 1995 and 1996:

                                                     1994
                               ------------------------------------------------
                                              THREE MONTHS ENDED
                               SEPTEMBER 30 DECEMBER 31  MARCH 31     JUNE 30
                               ------------ ----------- ----------- -----------
   Net Sales.................  $18,224,518  $18,600,037 $19,307,611 $22,038,862
   Gross Profit..............    9,989,061   10,099,895  10,704,488  12,547,276
   Nonrecurring Charges......    1,966,085          -0-         -0-   5,120,000
   Net Income (Loss).........      873,481    2,063,884   2,244,295    (440,416)
   Earnings (Loss) Per Share.  $      0.05  $      0.12 $      0.13 $     (0.03)
                                                     1995
                               ------------------------------------------------
                                              THREE MONTHS ENDED
                               SEPTEMBER 30 DECEMBER 31  MARCH 31     JUNE 30
                               ------------ ----------- ----------- -----------
   Net Sales.................  $21,669,809  $23,867,803 $25,599,736 $28,312,985
   Gross Profit..............   12,199,078   13,679,172  14,485,883  16,009,042
   Net Income................    2,420,016    2,696,380   3,071,740   3,488,891
   Earnings Per Share........  $      0.14  $      0.15 $      0.17 $      0.20
                                                     1996
                               ------------------------------------------------
                                              THREE MONTHS ENDED
                               SEPTEMBER 30 DECEMBER 31  MARCH 31     JUNE 30
                               ------------ ----------- ----------- -----------
   Net Sales.................  $26,674,675  $30,241,119     --          --
   Gross Profit..............   15,160,165   16,860,310     --          --
   Net Income................    3,219,272    3,508,968     --          --
   Earnings Per Share........  $      0.18  $      0.20     --          --

================================================================================

  NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                                 ------------
                              TABLE OF CONTENTS

                                                                            Page

Available Information......................................................    2
Additional Information.....................................................    2
Prospectus Summary.........................................................    3
Risk Factors...............................................................    6
Price Range of Common Stock................................................    8
Use of Proceeds............................................................    8
Dividend Policy............................................................    8
Capitalization.............................................................    9
Selected Financial Data....................................................   10
Management's Discussion and Analysis of Results of Operations and Financial
 Condition.................................................................   11
Business...................................................................   18
Management.................................................................   33
Principal and Selling Stockholders.........................................   35
Underwriting...............................................................   37
Legal Matters..............................................................   38
Experts....................................................................   38
Incorporation of Certain Documents by Reference............................   38
Index to Consolidated Financial Statements.................................  F-1

                                 ------------

================================================================================

================================================================================

                               3,030,000 Shares

                         [LOGO OF RESPIRONICS, INC.]

                                 Common Stock

                                 ------------
                                  PROSPECTUS
                                 ------------

                              Alex. Brown & Sons
                                 INCORPORATED

                               Cowen & Company

                          Parker/Hunter INCORPORATED

                                March 25, 1996
================================================================================